Exhibit 99.1

SUMMARY BUDGET AND FINANCIAL UPDATES 2019/20

2   /  BUDGET 2019

INTRODUCTION

The Summary Budget includes an overview of the financial plan for the Manitoba government reporting entity which includes the services of the government generally associated with the Legislature (voted and statutory appropriations) and government business enterprises (GBEs) (such as Manitoba Hydro and Manitoba Public Insurance), and other reporting entities that are indirectly controlled by the Manitoba government such as health authorities, social service authorities and school divisions. In the Summary Budget, the voted and statutory appropriations are consolidated with the high level projections of other reporting entities and GBEs according to the standards set by the Public Sector Accounting Board (PSAB). The Summary Budget fully reflects Generally Accepted Accounting Principles (GAAP).

SUMMARY BUDGET

For the Fiscal Year Ending March 31

	2019/20 Budget	2018/19 Forecast	2018/19 Budget

		(Millions of Dollars)
Revenue	17,025	16,694	16,787
Expenditure and Lapse	17,385	17,164	17,308

Net Income (Loss)	(360)	(470)	(521)

BUDGET 2019  /   3

Summary Budget Detail

For the Fiscal Year Ending March 31

	2019/20 Budget	2018/19 Forecast	2018/19 Budget
		(Millions of Dollars)

Revenue
Income Taxes	4,250	4,081	4,041
Retail Sales Tax	2,293	2,462	2,463
Education Property Taxes	878	850	848
Other Taxes	1,379	1,361	1,489
Tuition Fees	364	348	339
Fees and Other Revenue*	1,907	1,931	1,994
Federal Transfers	4,815	4,491	4,496
Net Income of Government Business Enterprises	806	868	842
Sinking Funds and Other Earnings	333	302	275

Total Revenue	17,025	16,694	16,787

Expenditure
Legislative Assembly	50	49	49
Executive Council	4	4	4
Agriculture	363	370	368
Civil Service Commission	22	21	21
Education and Training	4,560	4,425	4,430
Employee Pensions and Other Costs	76	72	84
Families*	2,174	2,197	2,182
Finance	250	240	239
Growth, Enterprise and Trade	105	109	109
Health, Seniors and Active Living	6,651	6,533	6,771
Indigenous and Northern Relations	36	34	34
Infrastructure	459	460	460
Justice	684	667	678
Municipal Relations	366	366	367
Sport, Culture and Heritage	106	88	88
Sustainable Development	203	203	203
Enabling Appropriations	233	267	283
Other Appropriations	50	38	19
Debt Servicing	1,088	1,021	1,034

Total Expenditure	17,480	17,164	17,423

In-Year Adjustments/Lapse	(95)	–	(115)

Net Income (Loss)	(360)	(470)	(521)

NOTES:

*

Additional funding for Authorities and Maintenance of Children is provided through the Children’s Special Allowances program. This federal funding is provided directly to external Child and Family Services agencies outside of the Department of Families and no longer forms part of expenditure and revenue.

•	The 2018/19 forecast and budget have been restated to be consistent with the 2019/20 budget presentation.
•	In-year adjustments/lapse could be an increase in revenue and/or decrease in expenditures.
•	Numbers may not add due to rounding.

4   /  BUDGET 2019

SUMMARY BUDGET 2019/20

Revenue

We forecast strong revenue growth in 2019/20, with a projected increase of $238 million, or 1.4%, from the 2018/19 Budget.

Income tax revenue is projected to increase by $209 million, with a $269 million increase in individual income tax revenue, reflecting a reset following the reaction to federal tax rules that generated a shift in income between years.

Corporation income tax revenue is projected to decrease by $60 million based on increases in tax credits reflecting private capital investments and reduction in income tax payable from accelerated depreciation on corporate assets announced by the federal government in November 2018.

Retail Sales Tax is projected to decrease by a net amount of $170 million due to the 1% reduction in the tax rate effective July 1, 2019, offset by growth due to strong levels of capital investment.

Education Property Taxes imposed primarily by school divisions are projected to increase $30 million.

Other taxes are projected to decrease by $110 million mainly due to the cancellation of the carbon tax in 2018/19.

Tuition fees imposed by Manitoba’s universities and colleges are projected to increase by $25 million while fees and other revenue are projected to decrease by $87 million.

Federal transfers are projected to increase by $319 million, or 7.1% including an equalization increase of $218 million or 10.7%.

Net income of GBEs is projected to decrease $36 million and sinking funds and other earnings is projected to increase by $58 million.

Expenditure

Our strong financial discipline has led to the lowest rate of expenditure growth in over 20 years. Expenditure in 2019/20 is projected to increase $57 million, or 0.3%, from the 2018/19 Budget.

We have two budgetary corrections occurring in 2019/20: Education and Training is showing a Summary Budget correction of $130 million or 2.9% while Health, Seniors and Active Living is showing a budget correction decrease at $120 million or 1.8%. The 2019/20 Budget for Health, Seniors and Active Living is $118 million above the 2018/19 forecast of $6,533 million.

Other significant changes include a $31 million increase in Other Appropriations. This reflects a long-overdue realism in our emergency expenditures, and a $50 million decrease in Enabling Appropriations which reflects the removal of a large, one-time $102 million transfer to the Conservation Trust Fund in 2018/19. These changes are partially offset by an increase in our overall contingencies to provide us with greater financial flexibility to withstand possible headwinds in 2019/20.

Debt servicing is expected to increase by $54 million.

BUDGET 2019  /   5

Summary Revenue

For the Fiscal Year Ending March 31

	2019/20 Budget	2018/19 Forecast	2018/19 Budget
		(Millions of Dollars)
Income Taxes
Individual Income Tax	3,744	3,477	3,475
Corporation Income Tax	506	604	566

Subtotal: Income Taxes	4,250	4,081	4,041

Retail Sales Tax	2,293	2,462	2,463

Education Property Taxes	878	850	848

Other Taxes
Carbon Tax	–	–	143
Corporations Taxes	329	323	319
Fuel Taxes	349	345	345
Land Transfer Tax	91	91	89
Levy for Health and Education	381	369	352
Tobacco Tax	217	221	231
Other Taxes	12	12	10

Subtotal: Other Taxes	1,379	1,361	1,489

Tuition Fees	364	348	339

Fees and Other Revenue
Fines and Costs and Other Legal	58	61	57
Minerals and Petroleum	14	18	13
Automobile and Motor Carrier Licences and Fees	160	155	155
Parks: Forestry and Other Conservation	35	35	35
Water Power Rentals	107	102	111
Service Fees and Other Miscellaneous Charges	1,533	1,560	1,623

Subtotal: Fees and Other Revenue	1,907	1,931	1,994

Federal Transfers
Equalization	2,255	2,037	2,037
Canada Health Transfer (CHT)	1,514	1,413	1,441
Canada Social Transfer (CST)	533	518	518
Shared Cost and Other Transfers	513	523	500

Subtotal: Federal Transfers	4,815	4,491	4,496

Net Income of Government
Business Enterprises (GBEs)
Manitoba Liquor and Lotteries Corporation	630	620	622
Deposit Guarantee Corporation of Manitoba	25	23	23
Manitoba Hydro-Electric Board	121	100	100
Manitoba Public Insurance Corporation	80	125	97
Contingency	(50)	–	–

Subtotal: Net Income of GBEs	806	868	842

Sinking Funds and Other Earnings	333	302	275

Total Revenue	17,025	16,694	16,787

6   /  BUDGET 2019

Summary Expenditure

For the Fiscal Year Ending March 31

	2019/20 Budget	2018/19 Forecast	2018/19 Budget
		(Millions of Dollars)
Legislative Assembly	50	49	49
Executive Council	4	4	4
Agriculture
Risk Management, Credit and Income Support Programs	134	141	136
Other	229	229	232

Subtotal: Agriculture	363	370	368

Civil Service Commission	22	21	21

Education and Training
Funding to Schools	1,185	1,178	1,178
Funding to Universities and Colleges	687	692	693
Education and School Tax Credits	351	345	345
Other	2,337	2,210	2,214

Subtotal: Education and Training	4,560	4,425	4,430

Employee Pensions and Other Costs	76	72	84

Families
Authorities and Maintenance of Children	488	532	513
Other	1,686	1,665	1,669

Subtotal: Families	2,174	2,197	2,182

Finance	250	240	239

Growth, Enterprise and Trade
Business Financial Support	5	3	5
Other	100	106	104

Subtotal: Growth, Enterprise and Trade	105	109	109

Health, Seniors and Active Living
Funding to Health Services Insurance Fund	5,850	5,757	5,817
Other	801	776	954

Subtotal: Health, Seniors and Active Living	6,651	6,533	6,771

Indigenous and Northern Relations	36	34	34
Infrastructure	459	460	460
Justice
Provincial Policing	206	191	204
Other	478	476	474

Subtotal: Justice	684	667	678

Municipal Relations
Financial Assistance to Municipalities	314	312	314
Other	52	54	53

Subtotal: Municipal Relations	366	366	367

Sport, Culture and Heritage
Grant Assistance	51	50	50
Other	55	38	38

Subtotal: Sport, Culture and Heritage	106	88	88

Sustainable Development	203	203	203

Enabling Appropriations	233	267	283

Other Appropriations	50	38	19

Debt Servicing	1,088	1,021	1,034

Total Expenditure	17,480	17,164	17,423

BUDGET 2019  /   7

Revenue, 2019/20

Expenditure, 2019/20

8   /  BUDGET 2019

ENTITIES INCLUDED IN SUMMARY BUDGET

Legislative Assembly

Executive Council

Agriculture

Farm Machinery and Equipment Act Fund

Food Development Centre

Manitoba Agricultural Services Corporation

Veterinary Science Scholarship Fund

Civil Service Commission

Education and Training

Assiniboine Community College

Brandon University

Helen Betty Osborne Memorial Foundation

Manitoba Learning Resource Centre

Public School Divisions

Public Schools Finance Board

Red River College

Université de Saint-Boniface

University College of The North

University of Manitoba

University of Winnipeg

Employee Pensions and Other Costs

Pension Assets Fund

Families

First Nations of Northern Manitoba Child and Family Services Authority

General Child and Family Services Authority

Manitoba Housing and Renewal Corporation

Métis Child and Family Services Authority

Southern First Nations Network of Care

Finance

Efficiency Manitoba Inc.

Insurance Council of Manitoba

Leaf Rapids Town Properties Ltd.

Manitoba Centennial Centre Corporation

Manitoba Education, Research and Learning Information Networks (MERLIN)

Manitoba Financial Services Agency

Materials Distribution Agency

Special Operating Agencies Financing Authority

Vehicle and Equipment Management Agency

BUDGET 2019  /   9

Growth, Enterprise and Trade

Abandonment Reserve Fund

Co-operative Loans and Loans Guarantee Board

Communities Economic Development Fund

Economic Development Winnipeg Inc.*

Entrepreneurship Manitoba

Manitoba Development Corporation

Manitoba Potash Corporation

Manitoba Opportunities Fund Ltd.

Mining Community Reserve

Mining Rehabilitation Reserve Fund

North Portage Development Corporation**

Office of the Fire Commissioner

Quarry Rehabilitation Reserve Fund

Research Manitoba

Travel Manitoba

Workplace Safety and Health Public Education Fund

Health, Seniors and Active Living

Addictions Foundation of Manitoba

CancerCare Manitoba

Manitoba Health Services Insurance Plan

Not-for-Profit Personal Care Homes and Community Health Agencies

Regional Health Authorities

(including controlled organizations)

Interlake-Eastern Regional Health Authority

Northern Regional Health Authority

Prairie Mountain Health

Southern Health-Santé Sud

Winnipeg Regional Health Authority

Rehabilitation Centre for Children, Inc.

Shared Health Inc.

St.Amant Inc.

Indigenous and Northern Relations

Infrastructure

Manitoba Trucking Productivity Improvement Fund

NOTES:

* Economic Development Winnipeg Inc. is a government partnership

** North Portage Development Corporation is a government business partnership

10   /  BUDGET 2019

Justice

Financial Literacy Fund

Funeral Board of Manitoba

Land Titles Assurance Fund

Legal Aid Manitoba

Liquor, Gaming and Cannabis Authority of Manitoba

Manitoba Horse Racing Commission

Manitoba Law Reform Commission

The Public Guardian and Trustee of Manitoba

Victims Assistance Fund

Vital Statistics Agency

Municipal Relations

Community Revitalization Fund

Manitoba Community Services Council Inc.

Manitoba Water Services Board

Sport, Culture and Heritage

Le Centre culturel franco-manitobain

Manitoba Arts Council

Manitoba Combative Sports Commission

Manitoba Film and Sound Recording Development Corporation

Sport Manitoba Inc.

Sustainable Development

Fish and Wildlife Enhancement Fund

Manitoba Habitat Heritage Corporation

Manitoba Hazardous Waste Management Corporation

Waste Reduction and Recycling Support Fund

Government Business Enterprises

Deposit Guarantee Corporation of Manitoba

Manitoba Hydro-Electric Board

Manitoba Liquor and Lotteries Corporation

Manitoba Public Insurance Corporation

Special Accounts, not attached

to a Department

Fiscal Stabilization Account

BUDGET 2019  /   11

FINANCIAL UPDATES

Summary Net Debt

Changes in Summary Net Debt

(Millions of Dollars)

2018/19 Summary Net Debt (Forecast)	25,211

Net Investment in Tangible Capital Assets	542
Plus: Projected (Income) Loss for the Year	360

Change in Net Debt	902

2019/20 Summary Net Debt (Budget)	26,113

Net debt is an important indicator of a government’s financial position, as this highlights the affordability of future government services. Summary net debt represents the difference between the Government Reporting Entity’s total liabilities less financial assets; it reflects the residual liability that must be financed by future revenues. It is important to measure changes in net debt against the growth of the economy, as measured by nominal GDP.

In Budget 2019, the net debt to GDP ratio is forecast to be 34.7%.

12   /  BUDGET 2019

Capital Investment

Capital investment continues to be a priority across government. An investment made to construct or enhance capital assets is a benefit to Manitobans for the provision of services needed into the future.

Tangible capital assets are assets with a useful life extending beyond one year which are acquired, constructed or developed and held for use, not for resale.

Net investment in tangible capital assets is projected to be over $14 billion as at March 31, 2020.

Tangible Capital Assets - Net Book Values,

2010/11–2019/20b

Tangible Capital Assets - Net Book Value

Projection as at March 31

	2019/20 Budget	2018/19 Forecast
	(Millions of Dollars)

Cost of Assets
Beginning of Year	24,358	23,362
Additions	1,273	996

End of Year	25,631	24,358

Accumulated Amortization
Beginning of Year	10,491	9,764
Amortization	731	727

End of Year	11,222	10,491

Net Book Value	14,409	13,867

BUDGET 2019  /   13

Loan Requirements 2019/20

The Loan Act, 2019 will provide borrowing and capital authority and, in some cases, guarantee authority for government and its agencies. This authority is in addition to that voted in the printed estimates.

The Loan Act, 2019 will include provisions for the Non-Budgetary Capital Program, as well as for bridge financing and future year commitments. The Loan Act, 2019 will provide incremental capital authority of $2.5 billion.

Non-Budgetary Capital Program

(Thousands of Dollars)

Manitoba Hydro-Electric Board	$1,866,000
Health Capital Program	245,794
Manitoba Agricultural Services Corporation	213,100
Public Schools Finance Board	202,215
Manitoba Housing and Renewal Corporation	113,015
Manitoba Liquor and Lotteries Corporation	61,696
Manitoba Water Services Board	79,893
Manitoba Student Aid Program	45,684
Business Support (including Manitoba Industrial Opportunities Program)	25,000
The Idea Fund–Summary Government	25,000
Special Operating Agencies Financing Authority–Vehicle Equipment Management Agency	12,110
Communities Economic Development Fund	11,000
Shared Health Inc.	8,940
Northern Affairs Communities	4,069
Post-Secondary Institutions	4,000
Miscellaneous Corporations, Agencies and Other Programs	7,448

$2,924,964

Incremental Capital Authority Requirements for Non-Budgetary Programs

(Thousands of Dollars)

Manitoba Hydro-Electric Board	$1,555,000
Manitoba Agricultural Services Corporation	317,982
Public Schools Finance Board	281,149
Health Capital Program	109,328
Manitoba Housing and Renewal Corporation	76,437
Manitoba Liquor and Lotteries Corporation	37,013
Manitoba Student Aid Program	36,500
The Idea Fund–Summary Government	25,000
Communities Economic Development Fund	13,550
Special Operating Agencies Financing Authority–Vehicles and Equipment Management Agency	6,000
Miscellaneous Corporations, Agencies and Other Programs	1,550

$2,459,509

14   /  BUDGET 2019

Borrowing Requirements

Borrowing requirements with respect to both general and self-sustaining borrowings are estimated to total $6.7 billion in 2019/20, of which $3.0 billion is required for refinancing purposes. New cash requirements, net of estimated repayments, are $3.7 billion, which includes requirements for general government purposes, capital investments by departments and the Manitoba Hydro-Electric Board. To date, approximately $1.5 billion of funding for 2019/20 has been completed.

Borrowing Requirements 2019/2020

	Refinancing	New Cash Requirements	Estimated Repayments	Gross Borrowing Repayments	Pre-Funding	Borrowing Requirements
Government Business Enterprises			(Millions of Dollars)

Manitoba Hydro-Electric Board	937	2,166	–	3,103	–	3,103

Manitoba Liquor and Lotteries Corporation	80	84	53	111	–	111

Subtotal	1,017	2,250	53	3,214	–	3,214

Other Borrowings

General Purpose Borrowings	980	388	–	1,368	737	631

Capital Investment Assets	335	640	287	688	400	288

Health Facilities	20	255	114	161	–	161

Other Crowns and Organizations	430	579	197	812	405	407

Public Schools Finance Board	–	202	12	190	–	190

Civil Service Superannuation Plan	250	–	–	250	–	250

Subtotal	2,015	2,064	610	3,469	1,542	1,927

Total Borrowing Requirements	3,032	4,314	663	6,683	1,542	5,141

BUDGET 2019  /   15

Special Accounts

Pension Assets Fund

The trust conditions of the funds held in the Pension Asset Fund are irrevocably restricted for pension purposes only. Net investment earnings of pension assets include the expected rate of return during the year, as well as adjustments to the market-related value. Market fluctuations of pension assets are not recorded in the year in which they occur, but are recognized over the employee average remaining service life.

The fund is expected to have a balance of $5,062 million by the end of the 2019/20 fiscal year.

Pension Assets Fund

Projection as at March 31

	2019/20	2018/19
	(Millions of Dollars)

Beginning of Year	4,908	4,757

Contributions and Revenue
Net Investment Earnings	294	289
Departments and Crown Corporations	238	233

	532	522

Transfers
Teachers’ Retirement Allowances Fund and Civil Service Superannuation Fund Payments	(378)	(371)

End of Year	5,062	4,908

Fiscal Stabilization Account

The Fiscal Stabilization Account also known as the rainy day fund is expected to have a balance of $215 million as at March 31, 2019, after a transfer of $50 million in 2018/19.

The rainy day fund is projected to have a balance of $265 million as of March 31, 2020, after the budgeted transfer of $50 million in 2019/20, re-building the province’s savings.

Fiscal Stabilization Account

Projection as at March 31

	2019/20	2018/19
	(Millions of Dollars)
Balance, Beginning of Year	215	165

Transfer	50	50

Balance, End of Year	265	215

16   /  BUDGET 2019

Manitoba Summary Financial Statistics

	2019/20 Budget	2018/19 Forecast	2017/18 Actual	2016/17 Actual	2015/16 Actual	2014/15 Actual
			(Millions of Dollars)
Revenue
Income Taxes	4,250	4,081	3,985	3,958	3,777	3,679
Other Taxes	4,550	4,673	4,588	4,396	4,250	4,102
Fees and Other Revenue	2,271	2,279	2,407	2,369	2,269	2,215
Federal Transfers	4,815	4,491	4,200	4,128	3,820	3,809
Net Income of Government Business Enterprises	806	868	758	589	618	811
Sinking Funds and Other Earnings	333	302	257	227	225	237

Total Revenue	17,025	16,694	16,195	15,667	14,959	14,853

Expenditures (excluding Debt Servicing)	16,392	16,143	15,938	15,526	15,036	14,551
Debt Servicing	1,088	1,021	952	930	855	841

Expenditure	17,480	17,164	16,890	16,456	15,891	15,392
In-Year Adjustments/Lapse	(95)	–	–	–	–	–

Net Income (Loss)	(360)	(470)	(695)	(789)	(932)	(539)

Provincial Borrowings, Guarantees and Obligations
General Government Programs	12,399	12,908	11,833	11,921	10,632	9,460
General Government Programs–Pension Liability	2,695	2,695	2,695	2,795	2,695	2,595
Manitoba Hydro-Electric Board	23,503	21,550	19,225	16,429	14,543	12,540
Other Crown Organizations	4,668	4,470	3,757	3,554	3,311	2,827
Health Facilities	1,779	1,638	1,695	1,578	1,499	1,338
Government Enterprises and Other	–	–	–	–	–	5
Capital Investments	6,111	6,158	5,639	5,556	5,174	4,724

Subtotal	51,155	49,419	44,844	41,833	37,854	33,489
Other Obligations
Pension Liability	10,206	9,799	9,372	8,879	8,314	7,947
Pension Assets	(7,151)	(6,907)	(6,646)	(6,322)	(5,960)	(5,702)

Net Pension Liability	3,055	2,892	2,726	2,557	2,354	2,245
Debt Incurred for and Repayable by Manitoba Hydro-Electric Board	(23,342)	(21,389)	(19,109)	(16,341)	(14,435)	(12,371)
Education Debt held by Government Enterprises	498	545	589	628	621	620
Other Debt of Crown Organizations	250	266	284	292	301	279

Subtotal	(19,539)	(17,686)	(15,510)	(12,864)	(11,159)	(9,227)

Total Summary Borrowings, Guarantees and Obligations	31,616	31,733	29,334	28,969	26,695	24,262

Adjustments to arrive at Summary Net Debt
Guarantees	(161)	(161)	(116)	(91)	(110)	(172)
Net Financial Assets	(5,342)	(6,361)	(4,853)	(5,584)	(4,649)	(4,187)

Summary Net Debt	26,113	25,211	24,365	23,294	21,936	19,903

NOTES

• In-year adjustments/lapse could be an increase in revenue and/or decrease in expenditures.

• Numbers may not add due to rounding.

BUDGET 2019  /   17

Manitoba Summary Financial Statistics

	2019/20	2018/19	2017/18	2016/17	2015/16	2014/15
	Budget	Forecast	Actual	Actual	Actual	Actual
			(Percentage Change)
Annual Change
Income Taxes	4.1	2.4	0.7	4.8	2.7	6.8
Other Taxes	(2.6)	1.9	4.4	3.4	3.6	4.6
Fees and Other Revenue	(0.4)	(5.3)	1.6	4.4	2.4	(0.8)
Federal Transfers	7.2	6.9	1.7	8.1	0.3	(0.2)
Total Revenue	2.0	3.1	3.4	4.7	0.7	3.6
Debt Servicing	6.6	7.2	2.4	8.8	1.7	2.4
Total Expenditure	1.8	1.6	2.6	3.6	3.2	3.1
Summary Net Debt	3.6	3.5	4.6	6.2	10.2	13.1

			(Per Cent)
Per Cent of GDP
Income Taxes	5.6	5.6	5.6	5.9	5.7	5.7
Other Taxes	6.0	6.4	6.5	6.5	6.5	6.4
Fees and Other Revenue	3.0	3.1	3.4	3.5	3.4	3.4
Federal Transfers	6.4	6.2	5.9	6.1	5.8	5.9
Total Revenue	22.6	23.0	22.8	23.2	22.7	23.1
Debt Servicing	1.4	1.4	1.3	1.4	1.3	1.3
Total Expenditure	23.2	23.6	23.8	24.4	24.1	24.0
Summary Net Debt	34.7	34.7	34.3	34.6	33.3	31.0

Per Cent of Revenue
Income Taxes	25.0	24.4	24.6	25.3	25.3	24.8
Other Taxes	26.7	28.0	28.3	28.1	28.4	27.6
Fees and Other Revenue	13.3	13.7	14.9	15.1	15.2	14.9
Federal Transfers	28.3	26.9	25.9	26.3	25.5	25.6
Net Income of Government Business
Enterprises	4.7	5.2	4.7	3.8	4.1	5.5
Sinking Funds and Other Earnings	2.0	1.8	1.6	1.4	1.5	1.6
Debt Servicing	6.4	6.1	5.9	5.9	5.7	5.7

			(Dollars)
Dollars Per Capita
Total Revenue	12,438	12,346	12,127	11,922	11,576	11,613
Total Expenditure	12,770	12,693	12,648	12,523	12,298	12,034
Debt Servicing	795	755	713	708	662	658
Summary Net Debt	19,077	18,644	18,245	17,726	16,976	15,561

Memorandum Items
Population (000s) *	1,368.8	1,352.2	1,335.4	1,314.1	1,292.2	1,279.0
GDP at Market Prices	75,243	72,629	70,976	67,391	65,876	64,237

* official population July 1

Source: Manitoba Finance

ECONOMIC REVIEW AND OUTLOOK

ECONOMIC REVIEW AND OUTLOOK

OVERVIEW	21

INTERNATIONAL ECONOMIC DEVELOPMENTS	22

CANADIAN ECONOMIC DEVELOPMENTS	24

MANITOBA ECONOMY	26

MANITOBA OUTLOOK	38

BUDGET 2019 Economic Review and Outlook  /   21

OVERVIEW

Economic growth in Manitoba continued its positive momentum, with considerable improvement in 2016 and further acceleration in 2017.

Initial estimates from the Manitoba Bureau of Statistics indicated a more subdued real Gross Domestic Product (GDP) growth rate of 2.5% for 2017, before revising the rate up to a strong 3.2%, the highest growth rate since 2006, and up from 1.6% in 2016.

The 2017 estimates show expenditures in the economy were relatively broad based, and led by a rebound in capital spending on non-residential structures, a sharp increase in residential investments, increased consumer spending and a record crop harvest.

Economic and financial market uncertainty were heightened in 2018 as negotiations on a new free trade deal with U.S. and Mexico dragged on, and numerous new commodity import tariffs were imposed by the U.S. government on a number of countries, including Canada. The Canadian interest rates were also increased three times during the year, lifting the Bank of Canada (BoC) target rate to 1.75%, the highest since December 2008.

This restrained confidence and spending by households and moderated investment spending by businesses. Reflecting this unease, growth in retail and wholesale receipts notably slowed in 2018. In addition, a couple of major mines were placed under care and maintenance in 2018, as weak market conditions persisted for base metals.

Labour market results were mixed in 2018. While employment growth softened following a strong rebound in 2017, growth in average weekly earnings improved from 2.5% in 2017 to 2.9% in 2018.

The pace of growth in private building construction investment in commercial and industrial properties increased by 12% annually over the past three years. In the agricultural sector, even though unfavourable weather conditions slightly lowered the total volume of crops produced, production was still the second highest on record.

A surprise upside in 2018 was in the housing market and U.S. exports. In 2017, after surpassing a 30-year record in the number of housing units started in a single year (7,500), residential property developers, assessing demographic and income fundamentals, added another 7,376 units in 2018. Likewise, growth in exports to the U.S. rose to its highest level in seven years.

Manitoba Real GDP Growth,

2012–2020f

In addition, a number of large commercial and industrial capital projects are currently underway or were recently announced in the province. BellMTS, for example, is investing $1 billion over five years to upgrade and expand its communications network in Manitoba, including providing broadband and mobile network coverage to northern and other remote parts of Manitoba and bringing continuous wireless coverage along Manitoba’s highways. Simplot is investing $460 million to more than double its

22   /  Economic Review and Outlook BUDGET 2019

food processing capacity and Roquette is investing $400 million to build the world’s largest pea-protein processing facility in Manitoba.

As expenditures unwind from a significant jump in 2017, preliminary estimates for 2018 show real GDP growth easing to 1.0%. Given a noteworthy number of investment projects, real GDP growth is expected to rebound in 2019.

Current forecasts show growth slowing in Canada, U.S. and China, which are Manitoba’s key export markets. This, coupled with higher interest rates, may result in greater uncertainty surrounding export demand and domestic spending in 2019. The Manitoba Finance Survey of Economic Forecasts indicates 1.7% growth in 2019 and 1.5% growth in 2020. This compares to 1.9% and 1.8% real GDP growth forecast for Canada in 2019 and 2020, respectively.

INTERNATIONAL ECONOMIC DEVELOPMENTS

Over the last twelve months, there has been a significant shift in the overall sentiment on the medium-term global economic outlook. Early in 2018, a broad-based global expansion of growth in 2017, coupled with a significant U.S. tax reform and fiscal stimulus package, led to a relatively optimistic assessment for global growth for 2018 and 2019.

In its January 2018 World Economic Outlook publication, the International Monetary Fund (IMF) noted “brighter prospects”, and “optimistic markets” amid some “challenges ahead”. The global economy was projected to grow by 3.9% in 2018 and 2019, up from 3.7% in 2017 and 3.3% in 2016.

However, as 2018 progressed, a number of countries experienced weaker than expected growth and new tensions dampened spending and growth prospects. The U.S., for example, added import tariffs to more countries and commodities and significantly increased trade imbalance tensions with China, the world’s second-largest economy.

In addition, credit conditions tightened in advanced economies, stock market valuations substantially declined, and protectionist sentiment increased globally.

World Real GDP Growth,

2012–2020f

Given these factors, the IMF cut its global growth forecast by 0.2% for 2018 to 3.7%, while growth for 2019 was lowered to 3.5%. Similarly, the BoC and Organization for Economic Co-operation and Development (OECD) also lowered their respective growth forecasts for 2019.

Global growth in 2018 was largely supported by an acceleration of growth in the U.S. The tax cuts and fiscal stimulus measures propelled U.S. real GDP growth to 2.9% in 2018, matching the growth rate recorded in 2015.

The fiscal boost contributed to the strongest labour market in decades, with the unemployment rate falling to 3.9% in the fourth quarter of 2018, the lowest since December 2000. Wage growth was also relatively strong, increasing by 2.8% in 2018.

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U.S. Real GDP Growth,

2012–2020f

China Real GDP Growth,

2012–2020f

Overall, U.S. growth was driven by consumer spending and business investment. Federal government spending growth averaged 2.3% in 2018, compared to an average decline of 1.4% annually in the previous five years.

Looking ahead, growth is expected to moderate. The recent increases in interest rates and new tariff barriers are expected to crimp spending in the economy as debt servicing costs and prices increase. In addition, some tax cuts are scheduled to expire at a time when the stimulus package winds down, further slowing economic activity. Consequently, U.S. real GDP growth is forecasted to slow to 2.5%, 1.8% and 1.7% in 2019, 2020 and 2021, respectively.

China continues to transition from a mostly export and state-led capital investment growth model, to a more balanced and sustainable economy with greater domestic demand. The share of consumer spending is increasing and correspondingly, a larger service sector is developing. However, as the economy transitions and becomes larger, the growth rate is decelerating.

The slower pace of growth has exposed a potential debt crisis in China, as households, businesses and local governments are carrying high debt burdens. Consequently, if economic growth and income generation slows too quickly, the rate of defaults could accelerate.

To manage the slowdown, the government continues to introduce aggressive accommodative measures. These include, government initiated tax cuts, lowered fees and a reduction in the bank reserve ratio to inject cash

Eurozone Real GDP Growth,

2012–2020f

24   /  Economic Review and Outlook BUDGET 2019

into the economy. This “managed deceleration” is expected to slow growth to 6.2% in 2019 and 2020, down from 6.6% in 2018 and 6.9% in 2017.

In 2017, the eurozone grew at the fastest pace (2.4%) in 10 years. Entering 2018, rising confidence lifted business investment and the region’s unemployment rate fell to 7.9% in November 2018, from a peak of 12.1% in March 2013.

However, higher energy prices, slower export sales to Emerging Markets, the United Kingdom-European Union trade uncertainty, and social unrest weigh on economic prospects. As a result, real GDP growth is expected to slip again below 2.0%, to 1.8% in 2018 and 1.6% in 2019, before firming slightly to 1.7% in 2020.

CANADIAN ECONOMIC DEVELOPMENTS

After posting robust economic growth, averaging over 4% in the first half of 2017, the Canadian economy slowed down in the second half. The slower momentum continued in 2018, with the economy growing by 1.7%, 2.9% and 2.0% in the first three quarters of the year.

Canadian Real GDP Quarterly Growth

at Annual Rates,

2017 First Quarter-2018 Third Quarter

However, in spite of the reduced momentum, employment rose by a noteworthy 1.3% in 2018. Most of the gains were full-time jobs (1.9%), while part-time jobs declined by 1.2%. In addition, both private sector hiring (1.1%) and public sector hiring (2.1%) remained strong.

The solid employment statistics contributed to an overall decline in the unemployment rate to 5.8%, the lowest in 42 years. This also underlies a 2.6% increase in average weekly earnings in 2018, the second-strongest earnings growth recorded since the end of the Great Recession.

Despite solid employment and wage gains, consumer spending remained soft. Retail trade was up by just 2.7% in 2018, and likely will end the year well below the 7.1% gain recorded in 2017. The weakness is especially pronounced in the sales volume of some of the largest retail subcomponents, such as motor vehicle and parts dealers (-0.5%), food and beverage stores (0.4%) and general merchandise stores (1.2%).

The softness in consumer spending can be attributed to rising interest rates. Since July 2017, the BoC raised policy rates five times from 0.5% to 1.75%. The interest rates paid by households, businesses and governments have increased in tandem. Mortgage interest paid by Canadian households, for example, has risen by 14.4% between the second quarter of 2017 and the third quarter of 2018.

Stricter mortgage rules introduced by the federal government to slow rapid growth in residential property values, especially in certain large cities, has sharply slowed new housing construction activity in Canada. In 2018, Canadian

BUDGET 2019 Economic Review and Outlook  /   25

housing starts fell by 3.1%, the first decline in five years, and with six of 10 provinces reporting a decline, including Manitoba.

Business investment fell short of expectations in 2018. Many businesses held back on spending due to the uncertainty surrounding the renegotiation of the U.S., Canada and Mexico free trade deal. In addition, new tariffs on trade with the U.S. only added to the ambiguity.

Canada’s trade balance improved in the first 11 months of 2018, compared to the same period in 2017, primarily due to gains in exports to the U.S., which rose 6.7% through November 2018.

General government spending moderated in 2018. The federal government introduced an ambitious $180 billion multi-year infrastructure plan in Budget 2016. However, noting that half of the money apportioned to be spent in the

Bank of Canada Main Policy Interest Rate,

2010-2018

first two years had not been utilized, the federal government in its last budget indicated that the allocated monies will be spent over the medium-term. If expended, federal infrastructure investments could provide a significant boost to government spending over the medium-term.

The signing of the United States-Mexico-Canada Agreement (USMCA) on November 30, 2018, considerably mitigated uncertainty, especially among businesses that rely on North American supply chain links. The positive development was echoed in the latest BoC’s Business Outlook Survey, which points to strong domestic and foreign demand-led investment intentions by businesses. Additionally, measures introduced by the federal government in the Fall Economic Statement 2018 to incentivize investment in manufacturing, are also likely to boost investment spending in the coming months.

The weak Canadian dollar is another ongoing positive development, especially for Canadian manufacturers. In addition, the Comprehensive and Progressive Agreement for Trans-Pacific Partnership (CPTPP), which entered into force on December 30, 2018 in six countries (Australia, Canada, Japan, Mexico, New Zealand and Singapore) will provide access to key markets in the Asia Pacific region for the export sector.

Risks to the Canadian economic outlook are skewed to the downside. With the censuses outlook for the global economy lowered, prospects for Canadian

Canada Real GDP Growth,

2012-2020f

26   /  Economic Review and Outlook BUDGET 2019

growth is dampened. Furthermore, the forecast slowdown in the U.S., Canada’s largest foreign market, will impact manufacturing and resource sales in 2019 and 2020.

The persistence of uncertainties regarding import tariffs, equity market volatility, geopolitical tensions, volatile commodity prices and rising protectionist sentiments, will continue to overshadow some of the upsides in the outlook.

Domestically, rising debt servicing costs could become a greater concern, as highly leveraged households, businesses and governments, may have to cut back on spending to pay higher interest charges.

MANITOBA ECONOMY

Manitoba has one of the most stable provincial economies in Canada. Over the past 25 years, the economy has exhibited the lowest level of fluctuations in terms of real GDP and inflation growth of all the provinces.

From 1993 to 2017, real GDP expanded at a steady annual pace of 2.4%, while the inflation rate averaged 1.9%. Over the past 10 years, increased volatility in the exchange rate, large swings in commodity prices and the global financial crisis have slowed growth in all provinces. However, the deceleration of growth was the least in Manitoba. As a result, the province posted the strongest provincial growth rate over the period, averaging 2.2% compared to 1.6% real GDP growth in Canada overall.

With a concentration of mostly medium-sized sectors that helps ensure economic stability over time, Manitoba’s economy has generally supported a solid pace of capital spending across a broad range of industries. Even through periods of increased volatility and uncertainty, its industrial based gross fixed capital spending has increased by an average of 3.1% per year over the last decade, the second highest among the provinces.

Manitoba GDP By Industry Shares, 2017

BUDGET 2019 Economic Review and Outlook  /   27

More recently, following an exceptional jump in economic growth in 2017, overall economic activity continued to increase in most expenditure categories, albeit at a subdued rate. Real GDP increased by an estimated 1.0% to $67.2 billion in 2018. This follows a 3.2% increase in 2017.

Similar to all other provinces, retail sales slowed substantially in 2018, following a robust pace of growth in the two previous years. Surprisingly for Manitoba, the weakness was especially pronounced in sales receipts from new car dealerships, which declined by 8.7% in 2018. In a separate survey, new motor vehicle unit sales were up by 7.4%, the highest among provinces and following a 10.0% increase in 2017. The province registered almost 70,000 new vehicle sales in a single year. The heightened number of sales has motivated several auto dealerships to expand, thereby attracting more high-end brands to the province.

Population growth continued at a solid pace in 2018 at 1.25%. Over the past nine years, Manitoba’s annual population growth has been above 1.0%, adding on average almost 16,000 individuals to the province annually, thereby contributing to the support of the labour market and domestic demand.

The boost in population is particularly timely, since the aging demographic will increase the number of older workers leaving the labour market. This is also encouraging a record setting pace of growth in private sector commercial and industrial capital initiatives. Some of the large and medium scale projects that have been recently completed, ongoing or announced include:

•	HyLife broadening the vertical integration of its hog processing capacity.

•	MDI Holdings Corp. opened a new state-of-the-art dairy processing facility in Winnipeg.

•	BellMTS is upgrading and expending its wireless and television streaming services across Manitoba, including remote northern regions and wireless coverage along Manitoba highways.

•	Simplot is more than doubling its processing capacity for frozen french fries and farmed potatoes.

•	Roquette is constructing the world’s largest pea processing facility.

•	McCain Foods is upgrading their potato processing plants in Carberry and Portage la Prairie.

•	The Canadian National Railway (CN) is improving the safety and efficiency of their system in Manitoba.

•	Maple Leaf Foods is expanding to increase capacity.

•	Winnipeg based Canada Goose Holdings Inc. is investing in a new factory.

•	Ubisoft opening a Winnipeg studio to work on AAA games.

•	Maserati and Alfa Romeo of Winnipeg opened its first dealership in Western Canada.

•	Lowe’s Canada opened a 95,000 square foot retail outlet in Winnipeg.

•	Ongoing construction of a number of multi-use high-rise buildings in Winnipeg including the True North Square, 360 Main and Colony Square.

•

Near record setting pace of new accommodation units being added to Manitoba’s commercial and residential housing market. For two years in a row, province-wide housing starts has surpassed 7,000 units, the best two-year total since 1986/87.

28   /  Economic Review and Outlook BUDGET 2019

Labour Market

Manitoba continues to have a very stable labour market. Since 1976 (start date of current Labour Force Survey data), Manitoba’s labour market has demonstrated the lowest level of volatility in year-over-year growth rates in Canada. Furthermore, the market continues to reflect a balance in long-term supply and demand conditions, with labour force and employment levels advancing at a steady 1.0% annual pace, while maintaining a relatively low unemployment rate and a high labour force participation rate.

Manitoba’s Employment Level,

Fourth Quarter 2015–Fourth Quarter 2018

Quarterly Average

Manitoba’s employment level accelerated in the first three quarters of 2017, but has since increased at a slower pace. On an annual basis, the economy generated 10,500 jobs in 2017 followed by 3,600 jobs in 2018.

Private sector employment increased by 1,900 jobs in 2018, while jobs in the public sector increased by 1,700. Overall, full-time employment rose by 600 jobs while part-time employment increased by 3,000 jobs.

The positive momentum in job creation has facilitated an increase in new entrants joining the labour market. In 2018, the labour force increased by 1.2%, the third highest among the provinces. However, with the labour force growing faster than employment, the unemployment rate rose to 6.0% in 2018 from 5.4% in 2017. Over the past two years, the trend in Manitoba’s labour market indicates that the private sector is gaining a larger share of overall employment. The private sector share increased to 75.0% in 2018, up from 74.1% in 2015. Within the private sector, there was also a sharp rotation into self-employment, which increased by 1.7% in 2017 and 5.0% in 2018. The growth in the self-employment in 2018 was the second highest among the provinces. Similarly, self-employment as a share of private sector employment rose to 19% in 2018, up from 18% in 2017.

Incomes

Labour Incomes

The stability of the provincial economy is reflected in the incomes earned by Manitoba households. Historically, Manitoba’s seasonally adjusted average weekly earnings have increased by 2.8% annually, which is above the Canadian average of 2.5% and the fourth highest among the provinces (only energy rich provinces have recorded higher average weekly earnings growth than Manitoba). Strong income growth continued in 2018, with average weekly earnings rising by 2.9% in 2018. Earnings growth was broad-based, with solid gains posted by both the goods producing (2.1%) and service producing industries (3.0%).

BUDGET 2019 Economic Review and Outlook  /   29

Among goods producing industries, on a year-to-date basis, workers employed in construction have seen the largest increase in average weekly earnings (3.4%), while those employed in the management of companies and enterprises (9.9%) have had the largest increase among service producing industries. The strength in earnings among the service producing industries is illustrated by the robust 3%-plus gains reported by 11 of the 15 subcategories within the sector in 2018.

Household Investment Income

Income earned by Manitoba households is not limited to labour markets alone, as earnings from investments are increasingly becoming an important source of income. Historically, investment income rose on average by 3.3% annually. However, in 2017 (latest available), total investment income grew by a sharp 6.5% to $5.7 billion. Interest, dividends, foreign investment income and miscellaneous investment income constitute the primary sources of investment income.

Among them, total interest earned is the largest component, accounting for 58.8% ($3.4 billion). The bulk of interest income ($1.5 billion) was earned through pension plans. Even so, reflecting the decline in interest rates and a gradual increase following the Great Recession, 2017 marks the first time pension interest income recovered from the record set in 2007. Therefore, as interest rates rise, the importance of this source of income is expected to increase.

The second-largest component of investment income in Manitoba is dividend income, accounting for 31.6% ($1.8 billion). Dividend income growth has been accelerating since 2003, rising by 11.8% annually, compared to just 4.2% growth recorded in the previous 14 years.

Foreign investment income is the third-largest component, accounting for 7.8%. In 2017, Manitoba households earned $447 million from foreign investments. This source of income has doubled in the last few years, rising from $224 million in 2010 to $447 million in 2017. The increase is indicative of the globalization of financial markets and Manitobans increasing sophistication in investing abroad.

Manitoba Household Dividend Income,

2003–2017

Miscellaneous investment income is the fourth component of household investment income, accounting for 1.7%. In 2017, $99 million was reported in this income category.

Corporate Incomes

Net operating surplus for corporations (corporate profits) is a proxy for corporate taxable income. Historically, Manitoba corporate profits grew on average by 5.5% annually. Corporate profits are sensitive to many factors including demand conditions, commodity prices and exchange rates. Over the long-term, corporate profits substantially increased in the years leading up to the Great Recession. Since then, average annual growth has slowed notably in Canada and Manitoba. According to Statistics Canada latest provincial economic accounts, the

30   /  Economic Review and Outlook BUDGET 2019

10-year average annual growth in profits slowed to 0.9% in Manitoba, compared to 1.3% in Canada, and fifth among the provinces. In Manitoba, the 10-year average annual growth peaked in 2006 at 10.2%.

Investment in Non-Residential Buildings,

December 2015–November 2018

(12-Month Moving Total)

Investment in Residential Buildings,

December 2015–November 2018

(12-Month Moving Total)

Investment in Building Construction

Investment in building construction is the total value of capital spending on residential and non-residential properties by households, enterprises and the government of Manitoba. It excludes land values and expenditure on engineering work (roads, bridges, railway tracks, dams, power lines and pipelines among other engineering classifications). Non-residential properties are further separated into three categories: commercial, industrial, and institutional and governmental (public).

In 2018, residential investment accounted for 67% of total spending on properties, with an almost even split between single dwellings (34%) and multiple dwellings (33%). Non-residential properties accounted for 33%, which consisted of commercial properties (19%), industrial properties (9%) and public properties (5%).

Investment in properties significantly picked up in 2017 and continued to grow in 2018, as local and external demand conditions encouraged investing in buildings in Manitoba. Many enterprises are expanding their productive capacity by building new businesses, purchasing equipment and by improving existing facilities. In addition, residential property developers and households are adding new housing units at a noteworthy pace across the province.

Total private and public investment in properties (residential and non-residential) increased by 3.9% in 2018 following a 9.4% increase in 2017.

Private sector spending on properties increased by 5.5% in 2018 after a 12.7% gain in 2017.

Public sector spending on properties (non-residential) declined over the last three years, following significant and unsustainable levels of annual growth averaging 16.5% between 2011 and 2015. Since 2016, capital spending moderated by 21% annually.

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The increase in non-residential investment in commercial and industrial properties builds onto a record level of total spending on Manitoba properties. In the last three years, the share of private sector spending on total investment in buildings rose to 95% in 2018 from 88% in 2015.

Investment in residential properties increased by 3.6% in 2018 following a 16% increase in 2017. In 2017, spending on both single and multiple dwellings accelerated. However, in 2018, all the growth recorded came from multiple dwellings (apartment units).

Population

Manitoba’s population was estimated at 1,352,154 persons in 2018, the fifth largest in Canada. The annual increase was 16,758 persons or 1.3% and follows the record annual increases of 21,257 persons or 1.6% in 2017 and 21,912 persons or 1.7% in 2016.

In the past decade, Manitoba’s population increased by 1.2% annually, well above the 0.5% average annual growth in the previous decade. Growth in 2016 and 2017 was exceptional, lifting the three-year average to 1.5%, the second highest among provinces, following Prince Edward Island.

The majority of growth is due to a concerted effort by the Manitoba Provincial Nominee Program (MPNP) to attract and retain job-ready skilled workers and business investors to Manitoba. MPNP provides a pathway for permanent residency and has accepted over 130,000 nominees to Manitoba. Over 90% of international economic migrants to Manitoba arrive through this program and the nominee retention rate is estimated at almost 90%.

Manitoba’s Annual Population Growth,

2000-2018

To achieve better and quicker outcomes, the MPNP was renewed to streamline the application process. Priority was elevated for business investors who start a business within the first 12 months of their arrival in Manitoba and for skilled workers with close family connections in the province and have spouses who can quickly find in-demand jobs.

In November 2018, two new pathways for international students were introduced. The International Student Entrepreneur Pathway (graduates that establish and operate a business in Manitoba) and the Graduate Internship Pathway (international students who complete a Master’s or PhD degree program at a Manitoba university).

In addition to immigration, population growth has been increasingly supported by the rate of natural increase. Given that a younger demographic is arriving through immigration and the echo boom cohort is maturing into the prime child rearing age, the number of births has increased to noteworthy levels. The number of births has increased from a low of 13,746 births in 2001/02 to over 17,000 births per year since 2016/17.

As the proportion of younger people increase, the median age has declined, making Manitoba’s overall population age younger. The median population age peaked at 37.8 years from 2008 to 2013 but has since declined to 37.3 years in 2018, the second lowest among provinces and below the Canadian average of 40.8 years.

In addition, Manitoba has a proportionally higher share of youth when compared to other provinces. As a result, the labour supply is expected to continue to increase over the medium term.

32   /  Economic Review and Outlook BUDGET 2019

Housing

Housing is an important component of the provincial economy. Investment in residential structures accounts for almost 6% of total nominal expenditures in Manitoba. This includes the construction of all new single and multiple units, renovations and total acquisition costs. In addition, housing also contributes through expenditures on a broad range of housing services.

Manitoba Housing Starts,

2009–2020f

Canadian Residential Mortgage Credit

Year-over-Year Growth,

2014–2018

Residential construction continued at an exceptional pace in 2018. After setting a 31-year record in 2017 for the number of housing units started in one calendar year at 7,501, homebuilders started 7,376 new units in 2018. Combined over the two years, 14,877 units were started in the province, the highest two-year total since 1986/87. In both years, the majority of units were multiple units. Among the subcategories, apartment construction grew by a robust 19.8% in 2018, followed by row homes, which rose by 1.2%. However, the construction of single detached (-12.5%) and semi-detached units (-41.6%) fell in 2018.

The resale market softened slightly in 2018. Following two years of record-setting sales, Multiple Listings Sales in Winnipeg declined by 5.6% in 2018, with a corresponding dollar volume decrease of 3.8% to $3.76 billion, from a record of $3.92 billion in 2017.

A number of factors were likely to have contributed to the pullback. Among them, mortgage rates were possibly a key contributor. According to the mortgage credit information, national residential mortgage credit growth has precipitously fallen since the BoC started raising interest rates in July 2017. Year-over-year credit growth, which stood at 6.1% in June 2017, fell to 3.2% in November 2018, as the five-year conventional mortgage rate rose from 4.64% to 5.34% over the same period.

The measures introduced by the federal government to cool the Canadian housing market, including the application of a higher interest rate stress test on all mortgages, and new reporting rules for principal residence capital gains tax exemption, is likely to be another factor contributing to the softening sales in Manitoba.

BUDGET 2019 Economic Review and Outlook  /   33

Nonetheless, fundamentals remain relatively strong for Manitoba’s housing market going forward. Over the past three years, the population has increased by 1.5% annually, the second fastest among provinces. Demographic projections surveyed by Manitoba Finance expect the provincial population to grow by 1.2% in both 2019 and 2020. Also, employment gains are expected to remain steady at 0.8% and 0.7% in 2019 and 2020, respectively, above the 0.6% gain recorded in 2018.

Manitoba continues to have low rental vacancy rates, and should benefit from the construction of new apartment units being added to the local market. The Canada Mortgage Housing Corporation (CMHC) expects rental vacancy rates to be 3.0% and 3.1% in 2019 and 2020, respectively.

Additionally, housing af fordability is another positive for the provincial housing market. According to the Housing Affordability Index published by the Royal Bank of Canada, single-family homes (Q3 2018 average price: $321,400) and condominiums (Q3 2018 average price: $230,600) were the fourth cheapest and third cheapest, respectively, among the 14 major Canadian housing markets surveyed by the bank.

Offsetting the abovementioned positives are mortgage rates, which are expected to rise. The CMHC expects the five-year mortgage rate to increase between 5.4% and 6.2% in 2019 and to rise further in 2020 to between 5.5% and 6.5% in 2020. Additionally, the federal government’s measures to cool housing markets are likely to be in place for the foreseeable future and may also negatively affect housing markets going forward.

The CMHC expects 6,750 housing starts in the province in 2019. Their forecast for the next year is 6,950. The aforementioned forecasts for 2019 and 2020 are well above the 20-year historical provincial average of 5,236 housing starts.

Agriculture

Agriculture continues to be an important contributor to the Manitoba economy. Crop and livestock agri-businesses produce a variety of commodities and processed products, and have strong linkages to food manufacturing, transportation and warehousing, retail and wholesale trade, as well as finance, insurance and real estate. Manitoba is also a global leader in the agricultural technology sector with companies, such as Farmers Edge Inc., a Winnipeg-based, global, precision-agriculture company. The company has leveraged data analytics and machine learning to enable “data-driven decision-making” that supports high-yield crop production. Their suite of digital agronomic tools are currently deployed on more than 22 million acres of crop land worldwide.

In 2017, the primary agriculture sector represented 4.3% of Manitoba’s real GDP, while the food and beverage manufacturing sector represented 2.0% of Manitoba’s GDP. The sales of crops, livestock and processed food products represented 42.9% of total

Manitoba Total Crop Production,

2006–2018

34   /  Economic Review and Outlook BUDGET 2019

foreign merchandise exports. Manitoba’s 2017 marketed farm cash receipts, were divided between 64.7% in crops and 35.3% in livestock.

With the close proximity to raw materials, skilled workers and a competitive cost environment, food processing in Manitoba continues to grow, with major new investments in dairy, meat, potato and pea processing facilities across Manitoba. Increased domestic processing of Canadian grown agricultural commodities is expected to boost employment in the province and increase the value of exports.

For 2018, many crop producers adjusted their crop mix toward wheat, barley and canola. The canola acreage was the largest on record. Breaking a trend, crop producers lowered the seeded acreage for soybeans for the first time in a number of years. The weather conditions for the 2018 season were mixed, starting with good soil moisture levels, turning warmer and drier through the remaining period. As a result, the total volume of crop production was slightly smaller compared to 2017.

Estimates from Statistics Canada indicate that overall, major crop production was still the second highest on record, following the record production in 2017. Compared to the 2017 harvest, crop producers increased production for peas (30.6%), barley (14.5%), wheat (6.7%) and canola (5.4%). But production declined for rye (47.0%), flaxseed (45.3%), soybeans (29.6%), sunflower (15.4%), oats (13.6%) and corn for grain (5.5%). In 2018, the canola harvest was the largest on record (2017 was second largest) and the soybean harvest was third largest.

Agricultural commodity prices are mostly determined in the broader external market with crop prices influenced by global supply and demand conditions, and livestock prices reacting to Canadian and U.S. market conditions. Agriculture commodity prices were mostly lower in 2018 compared to 2017. However, due partially to timing and deferral of sales payments, cash receipts from crop production increased by 3.5% in the first three quarters of 2018. Soybean receipts were up (18.3%), barley (6.3%), canola (1.9%) and wheat (0.7%).

Manitoba hog inventory in 2018 was almost unchanged from the record level set in January 2017. Cattle production has been relatively stable for the past few years, but inventory declined by 1.3% in 2018. Total livestock receipts were unchanged in the first three quarters of 2018. However, dairy receipts were up 7.9% with the opening of the new Manitoba Dairy Ingredients and Parmalat processing plants in Winnipeg. Poultry and egg receipts were up 4.1%, compared to the same period last year. Cattle and calve receipts were up 12.5% and 10.7%, respectively, while hog receipts were down 8.9%.

Agricultural production in Manitoba represents a significant share of the total Canadian supply of crops (grains and oilseeds) and livestock. In 2018, Manitoba produced 84.9% of Canadian sunflower seeds, 29.6% of rye, 21.8% of soybeans, 20.6% of oats, 19.6% of potatoes, 17.9% of wheat, 16.3% of canola, 8.6% of grain corn and 6.0% of barley. The number of hogs and pigs on Manitoba farms represented 24% of the Canadian total while cattle and calves represented 9%.

Manufacturing

The manufacturing sector is the largest industrial sector of the Manitoba economy. The sector is well diversified, producing a wide range of consumer and industrial goods. In 2017, manufacturing accounted for 9.7% of Manitoba’s GDP and 9.9% of employment.

Manufacturing sales continued to increase at a robust pace in 2018, as national and international demand improved for products manufactured in Manitoba. The expansion in sales is broad based among manufacturing sub-industries

BUDGET 2019 Economic Review and Outlook  /   35

with many major industries reporting growth in sales. In 2018, total manufacturing sales from Manitoba increased by 4.5% and exceeded $19 billion, with sales of durable goods up by 3.8%, and sales of non-durables up by 5.3%. The growth in sales in 2018 follows a 6.7% increase in 2017, which was the highest in seven years.

In 2018, Manitoba manufacturing sales increased in six of 10 subsectors, with the principal increases coming from fabricated metals (13.9%), chemicals (9.7%), transportation equipment (10.3%), food products (8.3%), wood products (6.4%) and furniture (6.0%). Sales declined in primary metals (7.2%), electrical products (1.1%), printing (1.1%), and machinery and equipment (0.3%).

According to Statistics Canada, capital investment in the manufacturing sector increased by 25.1% in 2017 and is expected to increase by 14.4% in 2018. Some of the larger projects currently underway and those expected to

Manitoba’s Manufacturing Sales,

Fourth Quarter 2015–Fourth Quarter 2018

commence in 2019 include an expansion of hog processing capacity at HyLife, enhancement of the food processing capacity and output for frozen french fries and formed potatoes at Simplot, upgrading processing and handling equipment at McCain Foods potato processing plants, Maple Leaf Foods expansion to increase bacon production, and Roquette’s construction of the world’s largest pea processing facility.

The largest manufacturing sub-industry in Manitoba is food manufacturing, accounting for 26% of sales in 2018. Over the past decade this industry has significantly grown and diversified, producing new products or expanding product lines already offered. The larger food manufacturing industries in Manitoba include processed meat, frozen french fries, formed potato products, grain and oilseed products, dairy products, industrial agricultural feed products and a variety of vegetables.

Transportation equipment is the province’s second-largest manufacturing industry, accounting for 17% of sales in 2018. The bulk of sales from transportation equipment comes from aerospace products, repairs and heavy vehicle production. Manitoba has the third-largest aerospace industry in Canada. Three multinational firms lead the aerospace industry: Boeing Canada Technology, StandardAero, and Magellan Aerospace, as well as a number of other established regional and national firms. The motor vehicle body and trailer manufacturing sector specializes in the production of urban and intercity buses, fire trucks, motor homes, recreational vehicles and trailers.

Machinery manufacturing, the province’s third-largest manufacturing industry, accounted for 11% of sales in 2017. Manitoba’s machinery manufacturing is largely concentrated in the production of agricultural machinery and equipment. Manitoba has the only farm tractor manufacturing facility in Canada and is the largest manufacturer of windrowers (swathers).

Most of the manufactured products from Manitoba are sold outside of the province, with the majority going to international markets. Reflecting weaker international demand in light of slowing global growth, the share of domestic and inter-provincial sales of manufactured products have increased while the international sales share has

36   /  Economic Review and Outlook BUDGET 2019

declined. The province’s key international markets are the U.S., China and Mexico, while the key provincial markets are Ontario, Alberta and Quebec.

Minerals and Petroleum Developments

Accounting for 3.3% of the provincial economy, the mineral and petroleum sector is the second-largest primary resource sector in Manitoba. In real 2007 dollars, the sector contributed approximately $2.7 billion to the provincial economy in 2017 and accounted for 2.5% of international merchandise exports. It employed 5,700 workers in 2018, while mineral exploration expenditures are estimated to have increased by 42% to $54.7 million.

In 2017 (the latest full year available), sales from metallic minerals accounted for 54.0% of the total value of mineral and petroleum production in Manitoba. Petroleum sales accounted for 34.6%, while industrial minerals contributed 11.4%. Within sales from metallic minerals, nickel accounted for 21.4%, copper 22.4%, zinc 34.1%, gold 17.3%, silver 2.1% and other metals 2.6%.

Value of Mining Production,

2013–2017

The total value of mineral and petroleum production in the province rose by 17% to $2.5 billion in 2017. The value of production from metallic minerals increased by 23% to $1.37 billion while petroleum value of production rose by 17% to $877 million. The increase in petroleum value of production in 2017 was the first gain since 2013. Industrial mineral value of production fell by 5% to $289 million.

In the first 11 months of 2018, gold production rose by 0.8%. In the same period, copper, nickel and zinc production declined by 12.3%, 18.4% and 18.9%, respectively. Preliminary estimates indicate that the volume of petroleum rose by 3.3% in 2018, while the value of production is estimated to have risen by 17.9% to $1.02 billion.

Similar to the situation in other provinces, Manitoba’s resource extraction industry is experiencing increased market volatility due to unprecedented swings in commodity prices, exchange rates and demand conditions. This creates a challenging environment in which to proceed with cost-efficient production and investment in new, large-scale projects.

In Manitoba, the depletion of the most profitable known reserves has led to a decline in the number of major mines currently producing in the province, from six in 2017 to three: Lalor Mine and 777 Mine operated by Hudbay Minerals; Thompson Mine (T1, T3, and 1-D) operated by Vale Canada Limited.

In October 2017, citing poor market conditions, Vale Canada Limited placed the Birchtree Mine in Thompson under care and maintenance, resulting in a reduction of 6,000 tonnes per year in nickel production. In July 2018, Vale Canada Limited also shut down its smelting and refining operations in Thompson.

BUDGET 2019 Economic Review and Outlook  /   37

Also in July 2018, Hudbay’s Reed Mine, located between Flin Flon and Snow Lake, permanently closed. Reed Mine opened in 2013 and was always intended as a short-life mine with an annual production capacity around 15,000 tonnes of high-grade copper.

However, a number of potential developments could mitigate the abovementioned negatives. Alamos Gold completed its feasibility study of the Lynn Lake Project and based on the study, the mine is expected to produce, on average, 170,000 ounces of gold in the first six years and a further 143,000 ounces in the subsequent four years.

Minnova Corp. also announced a positive feasibility study on the PL Gold mine (formerly Puffy Lake mine). The study estimates, proven and provable reserves of 259,000 ounces of gold and a minimum five-year mining life. Minnova is currently in the advanced stage of PL Gold mine exploration.

Additionally, Canadian Premium Sand Inc. submitted an Environment Act Licence application in December 2018, for a large frac-sand mining project. The company anticipates it will begin operations before the end of 2019. According to estimates, 45 million tonnes of high silica sand could be mined and the project has the potential life span of 50 years. The project is expected to cost $93 million to build. Depending on prices of frac sand and the amount of sand mined, the project could generate between $235 million and $940 million per year.

International Trade

Manitoba is a trading province. This is reflected by the fact that exports to foreign countries and other provinces constitute slightly over half of the province gross domestic product by expenditures. Both markets are equally important for Manitoba.

However, increased volatility, growing protectionist sentiment, slower global growth, and an increasing number of international trade barriers have affected Manitoba’s foreign trade share, albeit to a limited extent, since 2007.

The U.S. is Manitoba’s largest export destination, with 71.6% of Manitoba’s total foreign merchandise sales in the first three quarters of 2018. This was followed by China (7.0%), Japan (5.4%) and Mexico (2.6%). Among U.S. regions, the bulk of Manitoba’s exports were shipped to Midwestern states (48.6%) and Southwestern states (23.2%).

Manitoba foreign merchandise exports classified by industry is reflective of the province’s diverse economic base, as no single industry subcomponent dominates provincial exports. The largest export subcomponents by industry in the first three quarters of 2018 are, crop production (17.7%), food manufacturing (17.6%), chemical manufacturing (12.1%), transportation equipment manufacturing (11.4%) and machinery manufacturing (7.9%).

Breaking a three-year trend of lackluster growth, total exports were up by a strong 11.0% in the first 11 months of 2018. The rise in exports were primarily due to the robust growth (20.5%) in shipments to the U.S. In 2018, the largest increases in shipments to the U.S.

Manitoba’s Exports,

2007-2008

38   /  Economic Review and Outlook BUDGET 2019

were recorded in the exports of chemicals, zinc, agriculture machinery, processed food products, transportation equipment and crude oil.

On the other hand, total exports to non-U.S. destinations fell by 6.9% during the same period. The decline in exports to non-U.S. destinations was mainly due to a 15.4% fall in exports to China, which was primarily attributed to one commodity, soybeans. After surging significantly by 171.1% in 2017, soybean sales fell by 92.9%. However, with the exclusion of soybeans, exports to China actually increased by 7.3%.

Overall, the outlook for Manitoba’s exports remains positive. On September 30, 2018, the U.S., Mexico and Canada announced the completion of negotiations pertaining to the USMCA. The new agreement largely preserves the benefits of free and secure access for Manitoba exports enjoyed under the North American Free Trade Agreement, and modernizes it in many areas. Ratification of the USMCA is expected to remove any uncertainty that may have hindered investment in Manitoba, particularly in the North American context. However, a number of issues remain outstanding between the U.S. and Canada, including the steel and aluminum tariffs imposed by the U.S. in June 2018.

On September 21, 2017, 90% of the Canada-European Union Comprehensive Economic and Trade Agreement (CETA) came into force, reducing most tariffs and non-tariff barriers, providing access to government procurement obligations at the European Union and member state levels, and temporary entry commitments. However, full implementation can only take effect after the ratification by the national parliaments of member states.

The CPTPP was ratified by Canada and came into force in January 2019 in six countries. The CPTPP will eliminate tariffs on almost all of Manitoba’s key exports and provide access to new opportunities in the Asia-Pacific region. Manitoba’s agri-food and mineral resource sectors in particular will benefit from the significant reduction in tariffs in high value markets, especially Japan.

MANITOBA OUTLOOK

Early last year, global growth was projected to pick-up in 2018 and maintain the same momentum in 2019. This was based on the introduction of the biggest overhaul of taxes in the U.S. since 1987 and increasing growth in the Eurozone and other countries. However, as a number of countries started reporting weaker than expected quarterly growth in 2018, and more tariff barriers were erected among countries, the assessment of economic growth, going forward, was lowered.

According to a World Trade Organization report, between May 16, 2018, and October 15, 2018, 40 new trade-restrictive measures were applied by G20 economies, including tariff increases, import bans and export duties. This is equal to an average of eight restrictive measures per month.

In their latest forecast for global growth, IMF, BoC and the OECD have all lowered the outlook for 2019 compared to a year ago. Citing growth in international trade barriers, monetary tightening, geopolitical tension, rising protectionist sentiment and uncertain demand growth, the risks to the global outlook are moving to the downside and currently prolonging financial, commodity and equity market volatility.

Since Manitoba greatly benefits from international and inter-provincial trade, these external risks tend to undermine its outlook. However, continued strength in population growth and industrial weekly wages is supporting a robust pace in residential and non-residential construction in buildings. But, with stringent federal mortgage rules still in

BUDGET 2019 Economic Review and Outlook  /   39

place and more interest rate hikes possible in 2019, risks are elevated for continued strength in residential capital expenditures, which are currently at record levels.

On the upside, Manitoba has recently added a significant level of productive capacity and has a number of large-scale commercial, industrial and residential projects underway. As construction spending ends and value-added production begins in earnest, manufacturing, wholesale, retail, accommodation and rental income will broaden and support total expenditures in the economy.

Budget 2019 announced a decrease in Manitoba’s Retail Sales Tax rate from 8.0% to 7.0% starting on July 1, 2019. This measure, combined with previous measures to index personal income tax brackets and the basic personal amount, will further improve Manitoba’s tax competitiveness.

The reduction to the Retail Sales Tax rate is expected to save over $300 million annually to households, businesses and local governments among others. Households will gain the largest share from the tax reduction, followed by businesses and the government sector.

Households will benefit on everyday retail purchases, with larger savings on higher-priced items such as vehicles and household renovations. For businesses, the biggest saving will be on purchases of machinery and equipment, and on building materials in manufacturing and construction industries.

Economic impact analysis shows that, based on the assumption that half of the savings are re-spent or invested back into the economy, total expenditures in the economy will grow by over $90 million (nominal GDP).

The increased economic activity will add an estimated 950 person-years of employment to the Manitoba economy. In other words, the increased economic activity will generate enough hours of work for 950 individuals working full-time for a whole year. Correspondingly, an additional $47 million would be generated in employment income annually, through wages and salaries.

The current Manitoba Finance Survey of Economic Forecasts calls for 1.7% growth in 2019 and 1.5% in 2020. Nominal GDP is projected to increase by 3.6% in both 2019 and 2020.

Manitoba Outlook at a Glance

	2018	2019f	2020f
	(Per Cent Change Unless Noted)
Gross Domestic Product
Real	1.0	1.7	1.5
Nominal	2.3	3.6	3.6
Employment	0.6	0.8	0.7
Unemployment Rate (%)	6.0	5.8	5.8
Consumer Price Index	2.5	1.9	2.1
Population	1.3	1.2	1.2

Sources: Statistics Canada, Manitoba Bureau of Statistics and Manitoba Finance Survey of Economic Forecasts (2019f - 2020f)

40   /  Economic Review and Outlook BUDGET 2019

MANITOBA ECONOMIC STATISTICS,

2014–2018	2014	2015	2016	2017	2018
		(Millions of Dollars unless noted)
POPULATION

July 1 (000’s)	1,279	1,292	1,314	1,335	1,352

GROSS DOMESTIC PRODUCT[1]

Nominal	64,237	65,876	67,391	70,976	72,629

Real (chained 2012 dollars)	62,762	63,449	64,468	66,511	67,206

INVESTMENT

Residential Construction	NA	3,152	3,119	3,616	3,619

Housing Starts (no. of units)	6,220	5,501	5,318	7,501	7,376

Building Permits	2,815	2,313	2,626	2,986	2,984

Non-Residential Building Construction	NA	1,664	1,749	1,711	1,807

Total Capital and Repair Investment	8,633	9,493	8,862	9,139	9,342

Private Capital Investment	5,537	4,892	4,154	4,411	4,699

Public Capital Investment	3,096	4,600	4,708	4,727	4,643

SECTORS

Manufacturing Shipments	17,528	17,336	17,680	18,858	19,714

Retail Trade	17,975	18,210	18,891	20,362	20,431

Wholesale Trade	17,087	17,343	18,084	19,062	19,324

Farm Cash Receipts	5,979	5,829	5,963	6,527	6,505

Crops	3,276	3,201	3,622	4,114	4,099

Livestock	2,472	2,323	2,119	2,235	2,243

Direct Payments	231	305	222	178	163

Minerals and Petroleum	3,097	2,239	2,168	2,523	-

Minerals	1,428	1,348	1,418	1,656	-

Petroleum	1,669	891	750	867	1,022

New Car Sales (no. of units)	57,783	57,986	57,428	63,197	67,900

FOREIGN EXPORTS

Total Exports	13,451	13,752	13,473	13,810	-

U.S.	9,093	9,528	9,161	8,943	-

LABOUR MARKET

Labour Force (000’s)	662.1	674.1	674.9	680.9	688.8

Employment (000’s)	626.5	636.2	633.6	644.1	647.7

Participation Rate (%)	67.8	68.3	67.6	67.2	67.2

Unemployment Rate (%)	5.4	5.6	6.1	5.4	6.0

Average Weekly Earnings ($)	862.69	879.84	888.75	910.91	936.94

CONSUMER PRICE INDEX

(Index, 2002 = 100)	125.3	126.8	128.4	130.5	133.8

1 Manitoba Bureau of Statistics

* Year-to-date growth rate

Sums may not add due to rounding

Sources: Statistics Canada, Manitoba Bureau of Statistics and Manitoba Finance

BUDGET 2019 Economic Review and Outlook  /   41

2014	2015	2016	2017	2018
(Annual Percentage Change)
						POPULATION

1.1	1.0	1.7	1.6	1.3		July 1 (000’s)

						GROSS DOMESTIC PRODUCT1

3.1	2.6	2.3	5.3	2.3		Nominal

2.0	1.1	1.6	3.2	1.0		Real (chained 2012 dollars)
						INVESTMENT

-	-	-1.0	15.9	0.1		Residential Construction

-16.7	-11.6	-3.3	41.0	-1.7		Housing Starts (no. of units)

7.9	-17.9	13.5	13.7	-0.1		Building Permits

-	-	5.1	-2.2	5.6		Non-Residential Building Construction

13.3	10.0	-6.6	3.1	2.2		Total Capital and Repair Investment

27.8	-11.6	-15.1	6.2	6.5		Private Capital Investment

-5.9	48.6	2.3	0.4	-1.8		Public Capital Investment
						SECTORS

3.3	-1.1	2.0	6.7	4.5		Manufacturing Shipments

4.2	1.3	3.7	7.8	0.3		Retail Trade

8.3	1.5	4.3	5.4	1.4		Wholesale Trade

2.1	-2.5	2.3	9.5	-0.3		Farm Cash Receipts

-6.4	-2.3	13.2	13.6	-0.4		Crops

24.7	-6.0	-8.8	5.5	0.4		Livestock

-37.7	31.7	-27.2	-19.7	-8.7		Direct Payments

0.9	-27.7	-3.2	16.4	-		Minerals and Petroleum

9.4	-5.6	5.2	16.8	-		Minerals

-5.4	-46.6	-15.8	15.6	17.9		Petroleum

2.7	0.4	-1.0	10.0	7.4		New Car Sales (no. of units)

						FOREIGN EXPORTS

7.2	2.2	-2.0	2.5	11.0	*	Total Exports

8.2	4.8	-3.8	-2.4	20.5	*	U.S.

						LABOUR MARKET

0.1	1.8	0.1	0.9	1.2		Labour Force (000’s)

0.1	1.5	-0.4	1.7	0.6		Employment (000’s)

-	-	-	-	-		Participation Rate (%)

-	-	-	-	-		Unemployment Rate (%)

4.3	2.0	1.0	2.5	2.9		Average Weekly Earnings ($)

						CONSUMER PRICE INDEX

1.9	1.2	1.3	1.6	2.5		(Index, 2002 = 100)

1 Manitoba Bureau of Statistics

* Year-to-date growth rate

Sums may not add due to rounding

Sources: Statistics Canada, Manitoba Bureau of Statistics and Manitoba Finance

TAX MEASURES

TAX MEASURES

FISCAL SUMMARY OF TAX MEASURES	45

RETAIL SALES TAX MEASURES	46

BUSINESS TAX MEASURES	48

BUSINESS TAX CREDIT EXTENSIONS	49

ON-GOING PERSONAL TAX MEASURES	50

ADMINISTRATIVE AND TECHNICAL TAX MEASURES	51

CONTACTS FOR FURTHER INFORMATION	53

BUDGET 2019 Tax Measures  /   45

FISCAL SUMMARY OF TAX MEASURES

	2019/20	Full Year

	(Millions of Dollars)

Retail Sales Tax Measures
Sales Tax Rate - reduced	-237.0	-325.0
Electronic Filing - introduced	0.4	1.4
Sales Tax Not Applicable to Federal Carbon Tax - introduced	-	-

	-236.6	-323.6
Business Tax Measures
Expanded Fuel Tax Exemption for the Forestry Industry - introduced	-0.1	-0.3
Manufacturing Investment Tax Credit - adjusted	3.5	5.0

	3.4	4.7
Business Tax Credit Extensions
Film and Video Production Tax Credit - extension	-31.5	-31.5
Small Business Venture Capital Tax Credit - extension	-1.7	-6.8
Cultural Industries Printing Tax Credit - extension and cap	-0.3	-1.1
Book Publishing Tax Credit - extension	-0.2	-0.7

	-33.7	-40.1
On-going Personal Tax Measures
Personal Income Tax Brackets and the Basic Personal Amount - indexation	-36.4	-36.4

Total Fiscal Impact	-303.3	-395.4

Note: A negative amount is a cost to government and a benefit to taxpayers.

46   /  Tax Measures BUDGET 2019

RETAIL SALES TAX MEASURES

Retail Sales Tax Rate

2019/20 fiscal impact: -$237.0 million

The general retail sales tax rate will decrease from 8% to 7%, effective July 1, 2019.

With the decrease, Manitoba’s retail sales tax rate will be the third lowest among all provinces and the lowest rate east of Saskatchewan and tied with British Columbia.

The estimated full-year savings to Manitobans and businesses is $325 million (2020/21), about $176 million of which is for households and $133 million for the business sector. The remaining savings are estimated to benefit the three levels of government.

The sales tax cut represents a reduction of 12.5% in the retail sales tax rate and will benefit all Manitobans and businesses.

As illustrated in the table, a family of four will save approximately $239 in 2019 and an average of approximately $500 per year going forward. A single individual is estimated to save approximately $86 in 2019 and an average of approximately $180 per year beyond 2019.

The reduction in the sales tax rate also represents an important competitiveness advantage to Manitoba businesses and for those who invest in them. The sales tax rate cut to 7% reduces the cost of doing business in Manitoba by saving 12.5% of sales tax on investments compared to the previous 8% rate. In addition, businesses will pass some of their savings on to Manitoba households through lower prices. It is estimated that up to half of the business savings will be passed on to households in Manitoba, benefiting the average family of four by an estimated additional $170 per year.

Illustration of Household Savings,
2019 to 2024[a,b]

	Single	Four-Person
	Person	Household

2019	$86	$239

2020	$174	$488

2021	$178	$498

2022	$181	$508

2023	$185	$518

2024	$189	$529

a – Based on sales tax reduction as of July 1, 2019

b – Previous legislation was to sunset the higher rate effective July 1, 2023

Source: Manitoba Finance

Manitoba individuals and families will save almost $1 billion in direct sales tax costs, or about $1.36 billion in direct and indirect sales tax costs from July 1, 2019 to 2024.

Examples of savings from the reduced sales tax rate to 7%

●	$30 when buying furniture or appliances for $3,000 (direct household savings)

●	$350 when buying a car or truck for $35,000 (direct household savings)

●	$1,500 when buying a new home for $300,000 (indirect household savings)

BUDGET 2019 Tax Measures  /   47

Sales Tax Rates by Province (applicable to tax year 2019)

Rates as of February 20, 2019

				Total Tax
Province	Type	GST (%)	PST (%)	Rate (%)

Alberta	GST	5	-	5

Saskatchewan	GST + PST	5	6	11

British Columbia	GST + PST	5	7	12

Manitoba (as of July 1, 2019)	GST + PST	5	7	12

Ontario	HST	5	8	13

Quebec	GST + QST	5	9.975	14.975

New Brunswick	HST	5	10	15

Newfoundland and Labrador	HST	5	10	15

Nova Scotia	HST	5	10	15

Prince Edward Island	HST	5	10	15

GST – Goods and Services Tax, HST – Harmonized Sales Tax, PST – Provincial Sales Tax, QST – Quebec Sales Tax

The lead time up to the July 1, 2019, reduction date assists Manitoba businesses to adjust their point-of-sale systems. Manitoba’s sales tax base will maintain the current list of sales tax exemptions. The existing reduced rate of sales tax charged on electricity used in manufacturing, mining and processing operations in Manitoba will also decrease from 1.6% to 1.4%, effective July 1, 2019.

Amendments passed in 2016 under The Fiscal Responsibility and Taxpayer Protection Act ensure that the retail sales tax cannot be increased without a public referendum.

For more information, please contact Location D, page 53.

Retail Sales Tax Not Applicable to Federal Carbon Tax

2019/20 fiscal impact: nil

The federal carbon tax that is scheduled to be levied on natural gas and coal beginning on April 1, 2019, will be exempted from the Manitoba retail sales tax.

This measure is estimated to save Manitoba families and businesses $3.6 million in 2019/20.

Note: A similar exemption is not required for gasoline and diesel fuels as they are not subject to the Manitoba retail sales tax.

For more information, please contact Location D, page 53.

48   /  Tax Measures BUDGET 2019

BUSINESS TAX MEASURES

Expanded Fuel Tax Exemption for the Forestry Industry

2019/20 fiscal impact: -$0.1 million

Effective June 1, 2019, the fuel tax exemption for the forestry industry is expanded to include mill site equipment used for log handling and processing.

The estimated full-year fiscal impact is -$0.3 million. For more information, please contact Location D, page 53.

Manufacturing Investment Tax Credit

2019/20 fiscal impact: $3.5 million

Effective for qualifying property acquired after June 30, 2019, the refundable portion of the Manufacturing Investment Tax Credit (MITC) is reduced from 8% to 7%. This change does not impact the tax credit on qualified property acquired before July 1, 2019. The 1% non-refundable MITC is not impacted by this change. This measure ensures alignment with the retail sales tax rate reduction. There is no change to the net capital cost of qualified expenditures.

The table provides an example of the impact of this change on a $1,000 investment in qualified property.

This credit targets manufacturing plant and equipment purchased for use in manufacturing or processing in Manitoba. Corporations previously earned a 9% tax credit that was 8% refundable and 1% non-refundable (now an 8% tax credit with a 7% refundable portion and a 1% non-refundable portion) which can be applied against Manitoba corporate income tax payable in the year earned, with unused credits available for a 10-year carry-forward.

The refundable portion of this credit is treated as a payment and will still benefit eligible businesses that have no taxes owing in Manitoba, while the non-refundable portion reduces taxes owing to an amount not less than zero.

The estimated full-year fiscal impact is $5.0 million.

For more information, please contact Location A, page 53.

Illustration of Net Capital Cost

	Before	After
	July 1, 2019	June 30, 2019

Capital Cost	$1,000	$1,000

Manitoba PST	$80	$70
(from 8% to 7%)

Total Capital Cost	$1,080	$1,070

Refundable MITC	$(86)	$(75)
(from 8% to 7%)

Non-refundable MITC	$(11)	$(11)
(1%)

Net Capital Cost	$983	$983

Amounts above have been rounded.

Source: Manitoba Finance

BUDGET 2019 Tax Measures  /   49

BUSINESS TAX CREDIT EXTENSIONS

Film and Video Production Tax Credit

2019/20 fiscal impact: -$31.5 million

Scheduled to expire on December 31, 2019, the Film and Video Production Tax Credit is made permanent with no fixed expiry date. This program promotes the growth of the Manitoba film and video production industry.

The estimated full-year fiscal impact is -$31.5 million.

For more information, please contact Location E, page 53.

Small Business Venture Capital Tax Credit

2019/20 fiscal impact: -$1.7 million

Scheduled to expire on December 31, 2019, the Small Business Venture Capital Tax Credit is extended for three years to December 31, 2022. This program supports individuals and corporations who acquire equity capital in eligible Manitoba enterprises.

The estimated full-year fiscal impact is -$6.8 million.

For more information, please contact Location C, page 53.

Cultural Industries Printing Tax Credit

2019/20 fiscal impact: -$0.3 million

Scheduled to expire on December 31, 2019, the Cultural Industries Printing Tax Credit is extended by one year to December 31, 2020. In addition, the annual maximum tax credit claim is capped at $1.1 million per taxpayer. This measure is effective for qualified expenditures as of the 2019 tax year.

The estimated full-year fiscal impact is -$1.1 million.

For more information, please contact Location E, page 53.

Book Publishing Tax Credit

2019/20 fiscal impact: -$0.2 million

Scheduled to expire on December 31, 2019, the Book Publishing Tax Credit is extended for five years to December 31, 2024. This program promotes the growth of the Manitoba book publishing industry.

The estimated full-year fiscal impact is -$0.7 million.

For more information, please contact Location E, page 53.

50   /  Tax Measures BUDGET 2019

ON-GOING PERSONAL TAX MEASURES

Indexing of Personal Income Tax Brackets and the Basic Personal Amount

2019/20 fiscal impact: -$36.4 million

As announced in Budget 2016, Manitoba personal income tax brackets and the Basic Personal Amount (BPA) have been indexed to inflation by the Manitoba Consumer Price Index (CPI) beginning in the 2017 tax year. This measure ends ‘bracket creep‘ and protects the purchasing power of Manitobans.

Between 2016 and 2019, indexing of the BPA has increased this tax benefit by $492. In 2017, indexing of the BPA removed an estimated 2,170 Manitobans from the tax rolls.

For 2018, indexing removed an estimated 1,740 Manitobans from the tax rolls. In 2019, indexing will remove an additional 3,810 Manitobans, for a cumulative three-year estimate of 7,720.

The estimated full-year fiscal impact is -$36.4 million.

The table illustrates the maximum savings for taxpayers that results from indexation:

	Index		First	Second	Combined
	Factor	BPA	Bracket	Bracket	Savings

2016 tax year		$9,134	$31,000	$67,000	-

2017 tax year (indexation starts)	1.5%	$9,271	$31,465	$68,005

Maximum in-year savings		$15	$9	$47	$71

2018 tax year	1.2%	$9,382	$31,843	$68,821

Maximum in-year savings		$12	$7	$38	$57

Cumulative maximum savings		$27	$16	$85	$128

2019 tax year	2.6%	$9,626	$32,670	$70,610

Maximum in-year savings		$26	$16	$83	$125

Cumulative maximum savings		$53	$32	$168	$253

2020 tax year[f]	1.9%	$9,809	$33,292	$71,952

Maximum in-year savings		$20	$12	$62	$94

Cumulative maximum savings		$73	$44	$230	$347

f = forecasted indexation based on Manitoba CPI projections.

For more information, please contact Location B, page 53.

BUDGET 2019 Tax Measures  /   51

ADMINISTRATIVE AND TECHNICAL TAX MEASURES

Provincially Administered Taxation Statutes

As part of the Manitoba government’s ongoing efforts to increase efficiency and reduce red tape, commencing in 2020:

●	All businesses will be required to file, remit, and pay the Fuel Tax, Tobacco Tax, and Health and Post-Secondary Education Tax Levy electronically.

●	Larger businesses remitting or paying retail sales tax of $5,000 or more per month will also be required to file, remit and pay electronically.

●	Commissions will not be paid to any business filing monthly retail sales tax returns. There is no impact on businesses filing quarterly or annual returns under $3,000 per filing period.

For more information, please contact Location D, page 53.

The Income Tax Act (Manitoba)

Amendments are being made in response to federal tax measures affecting private corporations and their shareholders. In accordance with the federal provincial tax collection agreement, consequential amendments will be made to parallel the Tax On Split Income (TOSI) rules, including for the purposes of various non-refundable tax credits. Manitoba will not harmonize with the TOSI rules related to various provincial refundable tax credits that would otherwise be impacted.

Consequential amendments will be made to Manitoba’s pension income amount provisions to include income security benefits received under the Veterans Well-being Act, to align with federal income tax rules amended in 2018.

Employee Share Purchase Tax Credit legislative and program delivery authority has been transferred from Manitoba Finance to Manitoba Growth, Enterprise and Trade. Provisions will be added to assign certain compliance authorities to Manitoba Finance.

Paid Work Experience Tax Credit provisions are being updated to reflect current legislative requirements.

Primary Caregiver Tax Credit provisions are being amended to align the registration due date with the personal income tax return filing due date. This would move the registration due date from the current end of the year (December 31) to the end of April of the following year, improving the registration process for caregivers.

Small Business Venture Capital Tax Credit regulatory amendments have been implemented to expand the share issuance registration period from six months to 12 months. Provisions will be added to assign certain compliance authorities to Manitoba Finance.

For more information, please contact Location A, page 53.

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The Tax Administration and Miscellaneous Taxes Act

Enforcement and administration measures will be enhanced under The Tax Administration and Miscellaneous Taxes Act.

For more information, please contact Location D, page 53.

BUDGET 2019 Tax Measures   /   53

CONTACTS FOR FURTHER INFORMATION

A	Finance Research Division Manitoba Finance	Telephone E-mail	204-945-3757 feedbackfin@gov.mb.ca

B	Manitoba Tax Assistance Office Manitoba Finance	Telephone Toll-free E-mail	204-948-2115 in Winnipeg 1-800-782-0771 tao@gov.mb.ca
C	Financial Analysis Branch Manitoba Growth, Enterprise and Trade	Telephone E-mail	204-945-2770 fabget@gov.mb.ca

D	Taxation Division Manitoba Finance	Telephone Toll-free E-mail	204-945-5603 in Winnipeg 1-800-782-0318 mbtax@gov.mb.ca
E	Arts Branch Manitoba Sport, Culture and Heritage	Telephone E-mail	204-945-3847 artsbranch@gov.mb.ca

For further information on government programs, individuals may contact Manitoba Government Inquiry by calling 204-945-3744 in Winnipeg or toll-free 1-866-626-4862, or by e-mail at mgi@gov.mb.ca

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Interprovincial Comparison Of Tax Rates (Applicable To Tax Year 2019)

Data as of February 20, 2019

	CAN	BC		AB	SK	MB		ON

Personal Income Tax

Basic Personal Amount ($)	12,069	10,682		19,369	16,065	9,626		10,582

Top Rate (%)	33	16.8		15	14.5	17.4		20.53

Health Care Premiums ($)		450						900

Health and Education Tax (%)		1.95				2.15		1.95

Corporation Income Tax (%)

Small	9	2		2	2	0		3.5

Large	15	12		12	12	12		11.5

Manufacturing	15	12		12	10	12		10

Small Business Limit ($000)	500	500		500	600	500		500

Capital Tax on Banks (%)					4	6

Sales Tax (%)	5	7			6	7	[c]	8

Fuel Tax

Gasoline (¢/l)	10	14.5		13	15	14		14.7

Diesel (¢/l)	4	15		13	15	14		14.3

Carbon Tax[a]

Gasoline (¢/l)	4.42	8.89	[b]	6.73

Diesel (¢/l)	5.37	10.23	[b]	8.03

[a]

Beginning on April 1, 2019, the federal government’s carbon pricing backstop will apply in any jurisdiction that does not comply with the benchmark. As of January 1, 2019, the backstop is expected to apply in MB, SK, ON and NB. NL and PE indicated they will be matching the federal rates. QC and NS are utilizing a cap and trade system.

[b]	BC and PE carbon tax rate effective April 1, 2019.

[c]	MB retail sales tax rate effective July 1, 2019.

[d]	NL carbon tax rate effective January 1, 2019.

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QC	NB	NS	PE		NL

							Personal Income Tax

15,269	10,264	8,481	9,160		9,414		Basic Personal Amount ($)

25.75	20.3	21	16.7		18.3		Top Rate (%)

							Health Care Premiums ($)

4.26					2.00		Health and Education Tax (%)

							Corporation Income Tax (%)

6	2.5	3	3.5		3		Small

11.6	14	16	16		15		Large

11.6	14	16	16		15		Manufacturing

500	500	500	500		500		Small Business Limit ($000)

	5	4	5		6		Capital Tax on Banks (%)

9.975	10	10	10		10		Sales Tax (%)

							Fuel Tax

19.2	15.5	15.5	13.1		16.5		Gasoline (¢/l)

20.2	21.5	15.4	20.2		16.5		Diesel (¢/l)

							Carbon Tax[a]

			4.42	[b]	4.42	[d]	Gasoline (¢/l)

			5.37	[b]	5.37	[d]	Diesel (¢/l)

FISCAL ARRANGEMENTS

FISCAL ARRANGEMENTS

INTRODUCTION	59

MAJOR TRANSFERS TO PROVINCES AND TERRITORIES	59

Canada Health Transfer	60

Canada Social Transfer	61

Equalization	61

OTHER TRANSFERS TO PROVINCIAL AND TERRITORIAL GOVERNMENTS	63

MAJOR TRANSFERS TO PERSONS	65

CANADA PENSION PLAN	65

Canada Pension Plan Enhancement	65

Modernizing the Canada Pension Plan	67

The Canada Pension Plan Changes will Increase Benefits for Canadians	68

CONCLUSION	69

BUDGET 2019 Fiscal Arrangements  /  59

INTRODUCTION

Co-operation and collaboration between the provinces, territories and the Government of Canada are critical to the development and evolution of Canada’s system of fiscal arrangements.

While the Constitution assigns a range of exclusive legislative powers to the federal and provincial orders of government, there are a number of key policy areas where responsibility is shared.

Provinces have exclusive jurisdiction over natural resources, health care, education, social assistance and social services, whereas the federal government has exclusive jurisdiction over indirect taxation, border security, foreign affairs, telecommunications, and money and banking. Direct taxation, pensions, immigration, agriculture and post-secondary education and training are examples of areas of joint responsibility.

The Government of Canada provides ongoing financial support to individuals and other levels of government. Major transfers to persons consist of elderly benefits, Employment Insurance (EI) and children’s benefits. Major transfers to persons are projected to total $97.5 billion in 2018/19.

Major federal transfers to other levels of government are an important source of revenue for provinces and territories, accounting for an estimated 16% to 38% of provincial government revenues in 2018/19. The major transfers include the Canada Health Transfer (CHT), the Canada Social Transfer (CST), Equalization (EQ) and Territorial Formula Financing (TFF). In 2018/19, these transfers are projected to total $73.8 billion. Another $48 billion in transfers are provided directly by federal departments and agencies, often on a cost-shared basis.

Federal transfers supplement provincial own-source revenues in the funding of programs and public services, while ensuring provinces are able to fulfil their constitutional spending responsibilities.

MAJOR TRANSFERS TO PROVINCES AND TERRITORIES

All provinces and territories receive the CHT and CST and all provinces have received support from the Equalization program at one time or another. Without adequate major federal transfers, provinces and territories would have little option but to reduce the level of services offered to residents, increase taxes or increase borrowing.

Major Federal Transfers to Manitoba, 2009/10 to 2019/20

	09/10	10/11	11/12	12/13	13/14	14/15	15/16	16/17	17/18	18/19	19/20
	(Millions of Dollars)

CHT	903	943	993	1,057	1,124	1,156	1,229	1,310	1,357	1,409	1,474

CST	392	404	418	426	440	453	468	485	502	517	533

EQ	2,063	1,826	1,666	1,671	1,792	1,750	1,738	1,736	1,820	2,037	2,255

TTP		175	276	201	7

Total	3,359	3,348	3,352	3,355	3,363	3,359	3,436	3,531	3,680	3,963	4,262

Per Capita ($)	2,783	2,746	2,721	2,688	2,660	2,626	2,656	2,684	2,760	2,932	3,111

Note: Federal Total Transfer Protection (TTP) was provided between 2010/11 and 2013/14 to ensure that a province’s total major transfers in one of those years was no lower than in the previous year.

Source: Finance Canada

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Per Capita Growth in Major Federal Transfers, 2009/10 to 2019/20

Both the CHT and CST are allocated on an equal per capita basis, reflecting each province’s and territory’s share of the total population. Previously, the CHT and CST included both a cash transfer and an equalized tax point transfer. The tax point transfer dates back to 1977 when the federal government reduced its personal and corporate tax rates and the provinces increased theirs by an equivalent amount to ensure fiscal neutrality.

Major federal transfers are provided on an ongoing basis and Equalization and TFF are reviewed every five years. The federal government has indicated it will review the operation of the CHT and CST in addition to Equalization and TFF in 2024.

Per capita, major federal transfers to Manitoba are only 12% higher than they were ten years ago. This is just over one-third of the all province increase of 33%.

Canada Health Transfer

Starting in fiscal year 2017/18, the federal government cut growth in the CHT from a fixed 6% per year to a three-year moving average of nominal Gross Domestic Product (GDP) growth, with funding guaranteed to increase by at least 3% per year. In 2017/18, the first year of the new escalator, CHT growth was held at the minimum level of 3% due to very low actual nominal GDP growth in 2015 (only 0.16%) and forecasted growth in 2016 of only 1.78%. The three-year moving average growth rate in 2019/20 includes the actual nominal GDP growth rate in 2017 (5.62%) and the forecasts for 2018 (4.24%) and 2019 (4.05%), for a CHT growth rate of 4.64%.

The fixed 6% annual CHT growth rate was in place from 2006/07 to 2016/17. Manitoba Finance estimates the new lower rate of CHT growth will cost the province about $2.25 billion over 10 years when compared to the previous 6% annual escalator.

A November 2016 report prepared for Canada’s premiers through the Council of the Federation (COF) recommended that the CHT increase by 5.2% per year to reflect the expected average growth in provincial and territorial health spending from 2015 to 2035 due to inflation, population ageing and growth, and ongoing system improvements.

Rather than providing a growth rate for the CHT that would help support the sustainability of Canada’s health care system, the federal government instead offered provinces and territories $11 billion over 10 years in targeted, one-time funding for home care ($6 billion) and mental health services ($5 billion). The result is a significant funding gap between what Manitoba will lose due to the lower CHT escalator ($2.25 billion over 10 years), and what it will receive through the targeted funding ($400 million over 10 years).

The CHT is the primary federal transfer to the provinces and territories in support of health care and the largest of the major transfers. It provides ongoing funding for Canada’s health care system and supports the principles of the Canada Health Act, which are: universality, comprehensiveness, portability, accessibility and public administration.

Manitoba will receive $1.47 billion through the CHT in 2019/20, up $65 million or 4.6% from 2018/19. Manitoba’s share of the CHT is 3.65%.

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Canada Social Transfer

The CST is a federal block transfer provided to all provincial and territorial governments in support of post-secondary education, social assistance and social services, and programs for children. The CST has a fixed, legislated annual growth rate of 3% per year. It has been allocated on an equal per capita basis since 2007/08.

The federal government’s decision to maintain the CST growth track at 3% rather than increase it at the rate of nominal GDP like the other major transfers is expected to reduce the federal share of provincial and territorial spending on post-secondary education and social services. The CST as a share of the economy will also decline.

Manitoba will receive $533 million through the CST in 2019/20, up $15 million or 3.0% from 2018/19. Manitoba’s share of the CST is 3.65%.

Equalization

Equalization is the federal fiscal transfer designed to address differences in the revenue-raising capacities of the provinces (known as fiscal disparities). The program’s purpose is to give provinces with lower fiscal capacity the financial means to offer their residents reasonably comparable levels of health care, education and other public services at reasonably comparable rates of tax.

A province with measured fiscal capacity below the national average standard receives Equalization sufficient to bring it up to the average. Provinces above the national average do not receive Equalization. Territorial Formula Financing serves a similar purpose for territorial governments by taking into account the higher cost of providing programs and services in the North.

Canada has had a formal Equalization program since 1957. The program is financed entirely by the federal government using tax and other revenues collected from all Canadians. Equalization is designed to be “policy neutral” and to respect the autonomy of provinces in making decisions on behalf of their residents. There are no conditions or standards on how the funds are to be used.

In general, and on a per capita basis, fiscal capacity is a measure of how much revenue a province could raise on its own if it were to apply the national average tax rate to each of the following standardized revenue bases: personal income tax, business income tax, consumption taxes and property taxes. The natural resource base is the exception to how fiscal capacity is measured. Serious measurement issues and a wide variation in royalty structures across the provinces mean actual resource revenues are used to measure the fiscal capacity from the natural resource base.

To reduce volatility, Equalization calculations are based on a three-year weighted moving average of revenues with a two-year data lag. For example, the entitlements for 2019/20 are based on data from 2017/18 (50% weighting), 2016/17 (25% weighting) and 2015/16 (25% weighting).

Because the program applies national average tax rates to each province’s tax base, measured fiscal capacity for Equalization will generally differ from the actual amount of revenue collected by a province. Actual provincial revenue is a reflection of the policy decisions made by a province concerning the extent of public services it seeks to offer its residents and the revenue it needs to raise to fund those services.

A province that chooses to offer its residents a lower range of public services at lower than average tax rates will have actual revenues below its measured fiscal capacity. A province that elects to raise its tax rates above the national average to provide its residents with a higher range of public services will have actual revenues above its measured fiscal capacity.

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Equalization payments are not determined by a province’s current fiscal position (i.e., having either a budget surplus or deficit); nor is Equalization intended to address short-term economic challenges faced by a province. This is the purpose of the federal Fiscal Stabilization Program, which is intended for provinces experiencing significant declines in year-over-year revenues.

Fiscal Stabilization Program

The Government of Canada’s Fiscal Stabilization Program provides financial assistance to provinces that have experienced significant declines in year-over-year revenue due to a downturn in economic activity.

●	The program assists provinces that have experienced an annual decline in non-resource revenue of greater than five per cent.

●	Revenue declines caused by provincial policy decisions (e.g., a reduction in tax rates or structure) are not eligible for assistance.

●	Reductions in resource revenue are taken into account if the annual decline exceeds 50%.

●	Provinces must apply to receive assistance under the program.

●	The maximum payment for a given fiscal year is $60 per person. A province may also apply for an interest-free loan for any amount over the $60 per person cap (to be repaid within five years).

●	The program has paid out over $2 billion since its inception in 1967.

Source: Finance Canada

The Equalization program grows in line with a three-year moving average of nominal GDP growth, a feature of the program since 2009/10. Prior to 2009/10, the size of the Equalization program was based on the amount that was needed to bring all provinces with measured fiscal capacity below the national average standard up to the average. The operation of the growth path resulted in a cumulative loss of $24.3 billion to receiving provinces between 2009/10 to 2017/18.

Although initially introduced to limit costs in the program, the nominal GDP growth path can also act as a payment floor, as it did in 2018/19 and 2019/20. In 2019/20, Equalization payments were adjusted upward by $30 per capita to ensure total payments grow in line with the three-year moving average of nominal GDP. As a result, Manitoba will receive an additional $40 million in 2019/20.

Cumulative Losses for Receiving Provinces

Under the Federal Growth Track for Equalization,

2019/20

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The floor payments in 2018/19 ($1.8 billion) and 2019/20 ($0.3 billion) have reduced the overall cumulative loss to receiving provinces due to the operation of the growth path from $24.3 billion to $22.2 billion.

Following consultations with the provinces and territories, the federal government recently renewed the Equalization and TFF programs, with the changes coming into effect for the 2019/20 payment year. The renewal includes a number of technical changes to improve the accuracy and efficiency of the calculation of entitlements.

Federal Fiscal Equalization Payments, 2019/20

	Payment	Per Capita
	($ Millions)	($ Dollars)

Prince Edward Island	419	2,696
Nova Scotia	2,015	2,086
New Brunswick	2,023	2,614
Quebec	13,124	1,549
Manitoba	2,255	1,646

Total	19,837	1,690

Source: Finance Canada

Manitoba will receive $2.26 billion in Equalization in 2019/20, up $219 million or 10.7% from 2018/19. Manitoba’s share of total Equalization is 11.4%, up from 10.7% in 2018/19. Manitoba’s per capita amount is $1,646, the second lowest of all receiving provinces.

OTHER TRANSFERS TO PROVINCIAL AND TERRITORIAL GOVERNMENTS

In addition to the major transfers, the federal government also provides funding to the provinces and territories through other types of arrangements, often on a time-limited, cost-shared and/or conditional basis, to support specific program areas. These transfers amounted to just over $500 million to Manitoba in 2017/18, representing around 3% of the province’s total summary revenues.

While Manitoba relies on the financial support provided through these targeted transfers, they may place constraints and cost pressures on the province, particularly in the case of cost-shared or time-limited arrangements.

Sometimes, these transfers are in areas of joint federal/provincial responsibility, such as with the labour market transfers. In these circumstances, where responsibility is shared between both orders of government, working co-operatively to develop transfer agreements can help to ensure federal and provincial programs and services are well co-ordinated.

Another area where there is shared responsibility between the federal and provincial governments is in public health. In December 2018, Manitoba signed on to the Government of Canada’s Emergency Treatment Fund (ETF). While the ETF was initially introduced by the federal government to help address the opioid crisis, Manitoba will use this funding to help address rising rates of problematic methamphetamine use in the province.

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Emergency Treatment Fund

Manitoba signed the Canada-Manitoba Emergency Treatment Fund (ETF) Bilateral Agreement in December 2018. The ETF is a cost-shared federal transfer program that provides “one-time funding for the development and delivery of treatment services for problematic substance use, including opioids”. ETF funding is allocated based on the severity of the opioid crisis in the province or territory and the size of the population in the province or territory.

Under the agreement, the federal government will provide Manitoba with $4.2 million over five years, which must be matched by the province at a 1:1 ratio, with the exception of the first $250,000. The funding will be used to support the creation of flexible length withdrawal and recovery beds to specifically help those suffering from methamphetamine addictions, as recommended in the Virgo report, which outlined a mental health and addictions strategy for Manitoba. The minimum number of people expected to benefit from these additional withdrawal management services annually is 130 people.

In these examples, targeted funding may be an appropriate response. However, in areas where provincial governments have exclusive jurisdiction, Manitoba believes the provincial governments must have the latitude to design programs and services based on their own expertise, needs and priorities. In these cases, the federal government should provide adequate, unconditional funding. In recent years, this is not the approach it has chosen to take.

While health care is a sole constitutional responsibility of the provinces, the federal government has chosen to provide targeted funding rather than adequate support through the CHT. Manitoba accepted a federal offer of targeted, one-time health care funding in August 2017. The province will receive $400 million over 10 years, its per capita share of the $11 billion national fund. This represents less than 1% of what Manitoba estimates it will spend on health care over the next 10 years.

In 2017/18, Manitoba received $10.9 million in total, $7.33 million for home care and community care, and $3.63 million for mental health and addiction services. Negotiations are proceeding on a bilateral agreement that will determine the timing of future payments and how the targeted dollars are to be used.

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MAJOR TRANSFERS TO PERSONS

In 2019/20, the federal government expects to transfer around $102 billion directly to individual Canadians through what it classifies as the major transfers to persons. It will provide $56.5 billion in elderly benefits through the Old Age Security (OAS) program, which includes the OAS Pension, the Guaranteed Income Supplement (GIS) and the Allowance; $21.3 billion in Employment Insurance benefits; and $24.2 billion in children’s benefits. The major transfers to persons will represent almost one-third of total federal program expenses in 2019/20.

CANADA PENSION PLAN

In addition to the federal major transfers to persons, Canadians will also receive close to $50 billion in Canada Pension Plan (CPP) benefits (retirement, survivor and disability benefits) in 2018/19. The CPP is a major source of retirement income for most Canadians.

Share of Total Program Expenses,

2019/20

The CPP is managed jointly by the federal and provincial governments. In their role as co-stewards of the plan, finance ministers worked together over the past few years to implement several changes to the CPP that will enhance and improve the plan for current and future generations of Canadian workers. This includes an enhancement of the CPP, which is primarily aimed at younger workers, as well as other changes championed by Manitoba that will not only make the plan bigger, but will also make it better. These changes will come into effect in 2019.

Canada Pension Plan Enhancement

The CPP enhancement, originally agreed to by finance ministers in 2016, will increase the proportion of eligible pre-retirement income replaced by the plan from one-quarter to one-third. The range of earnings covered by the CPP will also be expanded as part of the enhancement. The pensionable earnings limit, called the Year’s Maximum Pensionable Earnings (YMPE), will be raised to a new limit called the Year’s Additional Maximum Pensionable Earnings (YAMPE).

Due to the legislated requirement for higher CPP benefits to be fully funded, full benefits under the enhancement will be available only after about 40 years of making additional contributions, meaning that each generation will pay for its own enhanced benefits. Partial benefits will be available sooner and will be based on years of contributions. Intergenerational equity was a key consideration in the development of the CPP enhancement.

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CPP contribution rate increases for workers and employers will be phased in gradually over a seven-year period, beginning in January 2019. Between 2019 and 2023, the CPP contribution rate for workers and employers will increase from 4.95% of pensionable earnings, to 5.95% over the existing earnings range.

Following the increase in the replacement rate, which is being phased in from 2019 to 2023, the pensionable earnings limit ($57,400 in 2019) will increase to 107% of the current limit in 2024 ($61,400 in 2019 dollars) and to 114% of the current limit in 2025 ($65,400 in 2019 dollars). A contribution rate of 4% each for workers and employers will be required to fully fund enhanced benefits over this new pensionable earnings range.

Phased-in Contributions to the Additional CPP

		Additional bi-weekly contribution
	Employers/ employees will each pay an additional: (Per Cent)	Annual earnings of $40,000 (Dollars)	Annual earnings of $65,000 (Dollars)

2019	0.15 of earnings	2.11	3.11
2020	0.30	4.21	6.22
2021	0.50	7.02	10.37
2022	0.75	10.53	15.55
2023	1.00	14.04	20.73
2024	1.0 and 4.0*	14.04	26.88
2025	1.0 and 4.0*	14.04	32.42

*1.0% below the YMPE and 4.0% between the YMPE and the YAMPE Source: Finance Canada and Manitoba Finance

Estimated Reduction in the Percentage of

Families at Risk of not Having Sufficient

Retirement Income, Canada,

by Family Income Quintile

A worker with constant annual pensionable earnings of $40,000 would pay an additional $2.11 in contributions into the CPP bi-weekly in 2019. The actual cost of savings would be lower because contributions to the enhanced portion of the CPP are tax deductible. Additional gross contributions for this worker would eventually reach $14.04 bi-weekly by 2023. A worker with constant annual pensionable earnings of $65,000 would pay an additional $3.11 bi-weekly in 2019 and $32.42 by 2025, once contribution rates are fully phased in.

The CPP enhancement will see retirement benefits increase by up to 50% once they are fully accrued in about 40 years. Survivor and disability benefits will also increase as part of the enhancement, based on contributions to the plan.

Finance Canada estimates that the CPP enhancement will significantly reduce the proportion of workers at risk of not saving enough to maintain their standard of living in retirement. Overall, it is estimated that the CPP enhancement, if it was fully mature today, would reduce the share of Canadian families at risk of undersaving from 24% to 18%, a 25% reduction in the number of Canadian families at risk. This initiative is expected to have the largest impact on middle-income families.

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Modernizing the Canada Pension Plan

As noted above, the CPP enhancement is primarily aimed at younger workers. This is due to the number of years it will take for additional benefits to fully accrue, and because rate increases are being phased in over seven years to help workers and employers adjust to the higher contributions. Manitoba provided formal consent for the CPP enhancement because the evidence was overwhelming that it would help to improve the retirement security of Canadians, especially new and recent entrants to the labour market.

However, as a condition of its support for the CPP enhancement, Manitoba asked the federal government to consider a number of proposals for ways to make the plan better for all generations of Canadians. Manitoba believes that ongoing consideration must be given to ensure the plan responds to the situations of both new contributors and those who have paid into it throughout their working lives.

Manitoba’s CPP proposals included a comprehensive review of disability, survivor and death benefits. Manitoba’s objectives for the review were to investigate improvements to flexibility for individual circumstances, responsiveness to the realities of contemporary families and modernization of eligibility requirements.

Finance ministers worked together to consider Manitoba’s proposals as part of the 2016-2018 Triennial Review of the CPP. In December 2017, finance ministers agreed to a modest package of changes that largely address the issues raised by Manitoba. The changes are affordable and will help to modernize the plan without the need to increase legislated contribution rates.

The 2016-2018 Triennial Review concluded on December 15, 2018, with the bringing into force of the amendments to the CPP Act required to make the following changes agreed to by finance ministers:

●

Introduce child-rearing and disability drop-in provisions in the CPP enhancement. This modification to the originally agreed to CPP enhancement will help to protect benefits for individuals with years of lost or low earnings due to child rearing or disability.

●	Remove the age-based restrictions on survivor benefits for individuals who become survivors before age 45. This improvement will make the program fairer, more responsive and less complex.

●

Provide a disability top-up benefit in the Base CPP to early retirees who become disabled and meet eligibility requirements. This improvement will bring the disability pension in line with earlier CPP reforms that make the program more flexible and encourage CPP beneficiaries to continue participating in the labour market.

●

Make the death benefit a flat $2,500 for all eligible contributors. This change will increase the value of the death benefit for many contributors, and will be particularly beneficial for the families of lower-income workers.

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The Canada Pension Plan Changes will Increase Benefits for Canadians

As required by legislation, the Office of the Chief Actuary of Canada published an actuarial report assessing the impact on the CPP of the agreed to changes. The report shows that the changes will make a financial difference for many Canadians, and the following groups in particular:

Persons with Disabilities

●

In 2019, it is expected that around 3,000 retirement beneficiaries who become disabled before age 65 will receive the post-retirement disability benefit. This number is projected to increase to about 5,200 by 2050.

●

The number of disability beneficiaries in pay is projected to increase from 42,000 in 2019 to more than 500,000 by 2050, and it is projected that all these beneficiaries will benefit from the disability drop-in provision when they retire.

Parents

●	It is expected that about 170,000 new retirement pensioners will benefit from the additional CPP child-rearing drop-in provisions in 2050.

Young Survivors

●

A total of 40,000 survivors are expected to receive higher benefits in 2019 because of the removal of age restrictions on survivor pensions, including 19,000 survivors who otherwise would not have been eligible to receive any survivor’s benefits before age 65.

Families of Lower-Income Workers

●

In 2019, it is expected that about 29,000 estates of eligible deceased contributors will see an increase in death benefit payments because of the changes to the death benefit agreed to by finance ministers.

Source: Office of the Chief Actuary of Canada, 29th Actuarial Report of the CPP

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CONCLUSION

The federal government collects revenues through taxation on behalf of all Canadians. This revenue funds federal programs directly, or is transferred to citizens or other orders of government to help them meet their spending responsibilities.

While the provinces have common responsibilities, their capacity to tax and raise revenue to address those responsibilities is not the same. The imbalance between expenditure responsibilities and revenue raising capacities creates a need for intergovernmental fiscal transfer arrangements. The following chart shows how equalization helps, but does not fully address, differences in fiscal capacity between provinces.

It is primarily through the major transfers that the federal government ensures that all provinces and territories are able to deliver reasonably comparable public services for all Canadians. However, other types of federal transfers also help to meet this objective. In this regard, transfer arrangements must be considered as a consolidated system to ensure current approaches are appropriate and respectful of jurisdictional responsibility.

Conditional transfers have their place. Manitoba recognizes that many of today’s multi-faceted issues require a co-ordinated role on the part of both orders of government. However, in areas where provinces have sole jurisdiction, restrictions must be minimized so that unique provincial needs can be effectively addressed.

Provincial Fiscal Capacity After Equalization, 2019/20